SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1Q14Results

COPEL records net income of R$ 583 million in the first quarter

Curitiba, Brazil, May 14, 2014 – Companhia Paranaense de Energia - Copel (BM&FBovespa: CPLE3, CPLE5, CPLE6 / NYSE: ELP / LATIBEX: XCOP), a company that generates, transmits, distributes and sells power, announces its results for the 1st quarter of 2014. Copel’s consolidated balance sheet presents the figures of its wholly owned subsidiaries, controlled companies and investees. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with accounting practices adopted in Brazil.

Highlights

Net income totaled R$ 583.1 million in 1Q14, 46.3% higher than in 1Q13;

Net revenue increased 28.2%;

EBITDA stood at R$ 858.6 million in 1Q14, 29.1% up on 1Q13;

Electricity sales to final customers moved up by 6.6% in the period.

	1Q14 (1)	1Q13 (2)	Var. % (1/2)
Operating Revenues (R$ million)	3,051	2,380	28.2
Operating Income (R$ million)	816	592	37.8
Net Income (R$ million)	583	399	46.3
Earnings per share (R$)	2.13	1.46	46.3
EBITDA (R$ million)	859	665	29.1
Return on Shareholders' Equity (annualized)	19.3%	13.5%	42.5
Energy Supply (GWh)	7,231	6,785	6.6
Capex¹	456	360	26.6
EBITDA Margin	28.1%	27.9%	0.7
Operating Margin	26.7%	24.9%	7.5
Net Margin	19.1%	16.7%	14.1
Values subject to rounding adjustments.
¹ Includes contributions and advances for future investments and capital increases.

Average Rates (BRL / MWh)	Mar/14	Dec/13	Sep/13	Jun/13	Mar/13
Power Purchase Average Rate - Copel Distribuição	144.37	132.65	132.57	129.59	121.99
Retail Average Rate - Copel Distribuição	226.12	225.33	227.53	206.15	205.68
Sales to Distributors Average Rate - Copel GeT	147.72	125.18	123.81	119.40	117.39

Indicators	Mar/14	Dec/13	Sep/13	Jun/13	Mar/13
Equity	13,503	12,929	13,116	12,942	12,757
Net debt	2,817	2,280	1,370	1,066	1,409
Book Value per Share	49.34	47.24	47.93	47.29	46.62
Net debt/ Shareholders' Net Equity	33.6%	35.1%	26.8%	25.2%	25.6%
Current Liquidity	1.5	1.4	1.5	1.6	1.6

LIST  OF  CONTENTS

1. Main Events in the Period	3
2. Financial Performance	6
2.1 Operating Revenues	6
2.2 Operating Costs and Expenses	7
2.3 Equity in the Earnings of Subsidiaries	9
2.4 EBITDA	9
2.5 Financial Result	9
2.6 Consolidated Net Income	10
2.7 Consolidated Income Statement	11
3. Consolidated Balance Sheet	12
3.1 Assets	12
3.2 Liabilities	15
3.3 Debt and Shareholders Equity	16
4. Performance by Subsidiary	18
4.1 Copel Geração e Transmissão	18
4.2 Copel Distribuição	19
4.3 Copel Telecomunicações	20
5. Investment Program	21
6. Power Market and Tariffs	22
6.1 Captive Market Copel Distribuição	22
6.2 Grid Market (TUSD)	23
6.3 Electricity Sales to Final Customers	23
6.4 Total Electricity Sold	24
6.5 Energy Flow	25
6.6 Tariffs	27
7. Capital Market	28
7.1 Capital Stock	28
7.2 Stock Performance	29
7.3 Dividends and Interest on Own Capital	30
8. Operating Performance	30
8.1 Generation	30
8.2 Transmission	34
8.3 Distribution	36
8.4 Telecommunications	37
8.5 Equity Interests	38
8.6 New Projects	40
9. Other Information	43
9.1 Human Resources	43
9.2 Main Operational Indicators	44
9.3 1Q14 Results Conference Call	45
Exhibit I Consolidated Cash Flow Statement	46
Exhibit II Financial Statements Wholly Owned Subsidiaries	47
Exhibit III Financial Statements by Company	50

Earnings Release 1Q14

1. Main  Events  in  the  Period

Copel’s  net  income  totaled  R$  583.1  million  in 1Q14,  46.3%  up  on  the  R$  398.7  million  recorded  in  1Q13.  This result  was  chiefly  due  to  (a)  the  increase  in  revenues  stemming  from  the  expansion  of  Copel  Dis’  captive market and  the  sale of  the  energy  produced  by  the  Araucária  Thermal  Power  Plant  in  the  spot  market,  and  (b)  lower costs  related  to  personnel  and  charges  for  the  use  of  the  main  transmission  grid.  For  further  information,  please refer to  item  2.

CVA  Effects

If the  regulatory assets and  liabilities were  recognized,  the  gross effect  of  changes to the Account  for Compensation  of  Portion  A  (CVA)  on  COPEL  Distribuição’s  results  would  be  a  positive  R$  265.3 million  in 1Q14 (versus  a  positive  R$  96.2  million  in  1Q13),  as  shown  below:

	1Q14 (1)	1Q13 (2)	Var. % (1/2)
CVA - Gross Efect (R$ million)	265.3	96.2	175.7
Copel Distribuição
EBITDA (R$ million)	(20.7)	(101.4)	79.6
EBITDA Adjusted (R$ million)	244.6	(5.2)	-
Copel Consolidated
EBITDA (R$ million)	858.6	664.9	29.1
EBITDA Adjusted (R$ million)	1,123.8	761.1	47.7

Please  refer  to  Note  37  in  our Quarterly  Information  (ITRs)  for further  information.

Dividends  and  Interest  on  Own  Capital

The 59 th   Annual  Shareholders’  Meeting  (ASM)  held  on  April  24,  2014  approved  the  distribution  of  R$  560.5 million  for  fiscal  year  2013  –  equivalent  to  a 50%  payout  –  R$  325.0  million  of  which  (R$  180.0  million  in  interest on  own  capital  and  R$  145.0  million  in  dividends)  was  declared  and  paid  on  December  16,  2013, with R$ 235.5 million  in dividends  remaining  to  be  paid  on  May  28,  2014.

Araucária  Thermal  Power  Plant

On January  31,  2014,  the  lease  agreement  for  the  Araucária  Thermal  Power  Plant,  entered  into  between UEG Araucária  (UEGA) and  PETROBRAS  expired  and  was  not  renewed.  As  a  result,  since  February 1, 2014, the plant’s operation  has  been  under  the  responsibility  of  UEGA,  a  COPEL  subsidiary,  which retains 80%  of  its  capital  (the remaining   20%   is   held   by   PETROBRAS).   The   Araucária   Thermal   Power   Plant   does   not   have   availability agreements  and operates  under  the  merchant  model,  in  which  revenue  depends  on  the  plant’s  operation,  and energy,  when  produced,  is  sold  in  the  short-term  market.  In  1Q14,  UEGA’s  consolidated  net  revenue  totaled  R$ 474.4 million,  R$  466.0  million  of  which  refers  to  electricity  sales  to  distributors  and  R$  8.4  million  to  the plant’s  lease  in  January.   In  the  same  period,  net  income  stood  at  R$  133.5  million  and  EBITDA  came  to  R$  166.6 million.  The  table  below  shows  power allocation  in  1Q14:

Earnings Release 1Q14

GWh
TPP Araucária - UEGA	Feb-Mar/14
Own Generation	646
Total Available Power	646
CCEE (MCP)	630
Losses and differences	15

Compensation  of  Electricity  Costs  (Transfer  of  CDE  Funds  and  ACR  Account)

The Brazilian  government  issued  decree  8203/2014,  amending  Decree  7945/2013  and  permitting  the  transfer  of CDE  (“Conta  de  Desenvolvimento  Energético”)  funds to cover  costs  arising  from  the  involuntary  exposure  of distributors in January  2014.

In April  2014,  the  Brazilian government  issued  Decree  8221/2014  creating  the  Regulated  Market  Account  (ACR account)  to  cover  the  distributors'  expenses  arising  from:  (a)  involuntary  exposure  to  the  spot  market,  and  (b) the dispatch  of  thermal  power  plants  linked  to  the CCEAR (regulated  spot market)  agreements  under  the availability  model between  February  and  December  2014.

The Company  closed  March  2014  with  compensation  of  electricity  costs  estimated  at  R$  831.8 million,  however R$ 883.8  million was transferred  related  to  the  first  quarter  of  2014,  of  which  (a)  R$  114.6  million  refers  to January,  (b)  R$ 447.3 million  to  February,  and  (c)  R$  321.9  million  to  March.  The  R$ 52.0 million  difference between  the  amount  estimated  by  the  Company  and  the  amount  transferred  will  be  adjusted  in  the  next quarter.  The  amounts  transferred  (CDE  funds  and the ACR  account)  were  recognized  as  compensation  of electricity  costs  and  charges  for the use  of the main  transmission  grid,  as  detailed  in  Notes  31.1  and 31.2  of our Quarterly  Information.

Energy  Purchase  –  13 th  Existing  Energy  Auction  (Auction  “A”)

In the  13 th  Existing  Energy  Auction,  held  on  April  30,  2014,  Copel  Dis  contracted,  through  CCEAR  agreements,  a total 388.2  average-MW at the average  price of  R$ 268.33/MWh.  The  supply agreements will begin  in  May 2014 and  expire  in  December  2019  and  will  be  restated  by  the  IPCA  consumer  price  index.  As  a  result,  Copel  Dis  is mitigating  its involuntary  exposure  to  the  spot  market.

Transmission  Auction  001/2014

On May  9,  2014,  Copel  GeT  (49%),  in  partnership  with  Elecnor (51%), won  the  right  to  build  and  operate  328  km of  double  circuit  transmission  lines  (500  kV)  between  the  states  of  Minas  Gerais  and  São  Paulo.  The  project  will absorb  Investments of  R$ 624.0 million  and  generate Annual  Permitted  Revenue  (APR) of  R$  76.9 million.  The term  for  the  start-up  of  the  lines  is  42  months as  of the  agreement execution  date.

Copel  GeT  (100%)  also  won  lot  M,  comprising  120  km  of  transmission  lines  (500  kV)  to  be  built  between  the states of Paraná and  São  Paulo.  With  APR of R$ 15.0  million  and  investments  estimated  at R$ 135.0  million,  the project  is scheduled to  begin  operations  36  months  as  of the  agreement execution  date.

In the  same  auction,  Copel  GeT  (100%)  also  acquired the right  to  build  and  operate  53  km  of  transmission  lines (230  kV)  and  one  substation  in  Paraná.  With  investments  of  R$  49.0  million,  the  project  will  have  APR  of  R$ 5.8 millions  and  start-up  is  scheduled  for  30  months  as  of the agreement  execution  date.  For  further  details,  please refer to  page  36.

Earnings Release 1Q14

Equity  Interest  –  SANEPAR

COPEL  now  holds  a  direct  interest  of  thirty-six  million,  three  hundred  and  forty-three  thousand,  two  hundred and  sixty-seven  (36,343,267)  preferred  shares  (PN)  of    Companhia de  Saneamento  do  Paraná  -  SANEPAR, equivalent  to  14.86%  of  its  PN  shares  and  7.63%  of the total  capital.  Considering  the  interest  held  through Dominó  Holdings,  COPEL’s  interest  in  SANEPAR  will  remain  at  13.58%.  For  further  details,  please  refer  to  page 39.

Smart  Grid  Project

In May  2014,  Copel  began  the  most  advanced  smart grid  pilot  project  in  Brazil,  the  Paraná  Smart  Grid  project, which comprises  a series  of  technological  innovations  that  will  reduce  the  number  and  duration of outages, combining  smart  grids,  electricity  mobility,  shared telemetering  and  distributed  generation.  The  complete automation  of  the  grid,  which  eliminates  the  need  for human  interference  to  isolate  stretches  without  power,  is one  of the  project's  most  ambitious  goals.

Abradee  Survey  Award

Companies  and  other  major  energy  customers  elected  Copel  as  the  best  distributor  in  Brazil.  This  award  was based  on  the Major  Customer  Satisfaction  Survey  carried  by  Abradee, the energy  distributors  association, between  January  and  February  2014.  The  survey  covered mainly medium-  and  high-voltage  commercial and industrial  customers  of eleven  energy  distributors  nationwide and  revealed  that  87.6% of  major  customers  in Paraná are  satisfied  or  very  satisfied  with  the quality  of the  services  provided by Copel.

Best  Service

Aneel  elected  Copel  as  the  energy  distributor  that  best  deals  with  customer  complaints  in  Brazil.  The  survey showed  that  99.9%  of  the  complaints  to  the  Company  in  2013  were  resolved  in  the  first  or  second  instance, through  its  customer  service  center  or  ombudsman.  The  result  was  obtained  based  on  an  index  of  the  number of legitimate  complaints  for each  10,000  consumer  units  –  the legitimate  complaint  density  index.

Earnings Release 1Q14

2. Financial  Performance

2.1  Operating  Revenues

In  1Q14,   operating   revenues   reached   R$   3,051.1 million,  28.2%  up  on  the  R$  2,380.4  million  in  1Q13, led by:

(i)  the   19.6%   increase   in  revenue   from   “electricity sales to  final  customers”, which reflects  only  actual sales revenues,  excluding  the  distribution  grid tariff (TUSD),  chiefly  due  to  (a)  the  9.55%  Copel  Dis’  tariff increase  as  of  June  24,  2013,  and  (b)  the  6.6%  upturn in sales  volume  in the period;

(ii) the  52.9%  increase  in “electricity  sales  to  distributors”,   mainly  stemming  from  higher  revenue  from  energy sales in the spot  market  (CCEE),  due  to  the Araucarária Thermal Power  Plant’s  sales in the short-term  market  (as of February  2014)  and  higher  prices  (PLD)  in  the  period;

(iii)  the  8.8%  upturn  in  “use  of  the  main  distribuition  and  transmission  grid”  item  (TUSD  and  TUST  revenue),  due to the 8.3%  expansion  of Copel  Dis’ grid  market;

(iv)  the  60.0%  increase  in “construction  revenues”,  as  a  result  of  the  booking of  investments  in construction services  and  improvements  to  electricity  distribution  and  transmission  infrastructure;

(v)  the  20.0%  upturn  in  “telecommunications  revenue”,  following  the  expansion  of  the  area  of  operations  and the provision  of  services  to  new  customers,  especially  in  the  individual  segment.  In  1Q14,  the  customer  base increased  by  156.9%,  from  3,998  in March 2013  to  10,269  in  March  2014;

(vi)  the  2.1%  increase  in  “piped  gas  distribution”  (supplied  by  Compagas),  chiefly  due  to  market  growth  in  the period.  It is worth  noting  that  revenue  from  Compagas  grew  substantially,  as  a  result of  gas supply to  the Araucária  Thermal  Power  Plant;  however,  this  effect  is  eliminated  in the consolidated result  as  it  refers  to a company  belonging  to  the  same  group;  and

(vii)  the  32.9%  reduction  in  “other  operating  revenues”,  mainly  due  to  lower  revenue  from  the  lease  of  the Araucária  Thermal  Power  Plant,  as  a  result  of  the  end  of  the  lease  agreement  with  PETROBRAS  on  January  31, 2014.

Earnings Release 1Q14

R$ '000
Income Statement	1Q14	1Q13	Var.%
	(1)	(2)	(1/2)
Electricity sales to final customers	922,710	771,195	19.6
Electricity sales to distributors	1,107,926	724,767	52.9
Use of the main distribution and transmission grid	557,924	513,000	8.8
Construction revenue	289,848	181,191	60.0
Revenues from telecommunications	39,252	32,702	20.0
Distribution of piped gas	80,861	79,221	2.1
Other operating revenues	52,551	78,334	(32.9)
Operating revenue	3,051,072	2,380,410	28.2

2.2  Operating  Costs  and Expenses

In 1Q14,  operating  costs  and  expenses  reached R$ 2,401.8  million,  27.6%  up  on  the  R$  1,882.0 million  recorded  in  1Q13.  The  most  important variations were:

(i) the  16.7%  increase  in “electricity  purchased for resale”, chiefly  due  to  higher costs with energy  acquisition  (a)  in CCEAR auctions,  arising from  new  agreements,  the  higher  dispatch  of thermal    power    plants    and    the    monetary restatement  of  agreements  based  on  period  inflation,  and  (b)  from  Itaipu,  following  the  appreciation  of  the dollar.   The  Company  recorded  CCEE  costs  of  R$  995.8  million  in  1Q14,  which  were  partially  offset  by  CDE  funds and  the  ACR account;

R$'000
Electricity Purchased for Resale	1Q14	1Q13	Var. %
	(1)	(2)	(1/2)
Itaipu	182,265	131,734	38.4
CCEAR (Auction)	620,303	532,505	16.5
Bilateral	60,162	57,058	5.4
CCEE	995,843	249,418	299.3
(-) Transfer CDE - CCEE	(831,771)	(93,605)	788.60
Proinfa	46,000	41,673	10.4
(-) Pis / Pasep and Cofins	(90,492)	(77,081)	17.4
TOTAL	982,310	841,702	16.7

Earnings Release 1Q14

(ii) the  14.1%  reduction  in  “charges  for  the  use  of  the  main  distribution  and  transmission  grid”,  due  to  the decline  in  System  Service  Charges  –  ESS,  following  the  lower  dispatch  of  thermal power  plants  outside  the  merit order  in  the period;

R$ '000
Charges of the main distribution and transmission grid	1Q14 (1)	1Q13 (2)	Var. % (1/2)
System Service Charges - ESS	20,135	174,248	(88.4)
(-) Transfer CDE - ESS	-	(118,958)	-
System usage charges – distribution	65,137	54,960	18.5
System usage charges – basic network and connection	44,111	41,810	5.5
Itaipu transportation charges	14,920	12,402	20.3
Charge reserve energy - EER	-	3,159	-
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(13,726)	(15,544)	(11.7)
TOTAL	130,577	152,077	(14.1)

(iii)  the  9.4%  decline  in  “personnel  and  management”  to  R$  218.8  million, as a result  of  the  14.3%  decrease  in expenses  with  compensation   and   related   charges,  chiefly   due   to   the   8.7%  reduction   in   the   number   of employees,  thanks  to  the voluntary  redundancy  program,  partially  offset  by  the  increased  provision  for  profit sharing, due  to  the  higher  result in the  period;

(iv)  the  17.3%  upturn  in “private  pension and healthcare  plans”, which  reflects the  accrual of amounts  related to the private  pension  and  healthcare  plans,  calculated  in  accordance  with  CVM  Resolution  695/2012,  chiefly  due to the actuarial revision;

(v)  the  “materials  and  supplies  for  power  electricity”  line  includes  costs  with  the  acquisition  of  coal  for  the Figueira  Thermal  Power  Plant  and  natural  gas  for the Araucária  Thermal  Power  Plant,  and  consider  the elimination  between companies of  the  same  group  (Araucaria TPP  buys gas from  Compagas);

(vi)  the  405.1%  upturn  in  “natural  gas  and  supplies  for  the  gas  business",  as  a  result  of  the  purchase  of  natural gas  by  Compagas  to  supply,  especially, the  Araucária  Thermal Power  Plant, which has  been operated  by  UEGA,  a COPEL  subsidiary, since February  1,  2014;

(vii)  "third-party  services”  remained  flat  over  the  same  period  last  year,  due  to  the  decline  in  costs with maintenance,  metering  and  bill  delivery,  partially  offset  by  the  inflation  adjustment  in other  services  in the period;

(viii)  “provisions  and  reversals  “  totaled  R$  61.0  million  in  the  period,  chiefly  due  to  lower  provisions  for  (a) civil and  administrative  claims  and  (b)  employee  benefit  claims,  partially  offset  by  lower  equity  and  expropriation provisions;

(ix) the  53.1%  increase  in  “construction  costs”,  as  a  result  of  investments  in  power  distribution  and  transmission in the  period;  and

(x) the  15,0%  upturn  in  “other  costs  and  expenses”,  chiefly  due  to  increased  costs  with  financial  compensation for the  use  of  water  resources, following  the  higher  hydro  power generation  in the  period.

Earnings Release 1Q14

R$ '000
Operating Costs and Expenses	1Q14	1Q13	Var.%
	(1)	(2)	(1/2)
Electricity purchased for resale	982,310	841,702	16.7
Use of main distribution and transmission grid	130,577	152,077	(14.1)
Personnel and management	218,824	241,499	(9.4)
Pension and healthcare plans	49,417	42,134	17.3
Materials and supplies	18,186	17,880	1.7
Materials and supplies for power eletricity	4,928	4,261	15.7
Natural gas and supplies for the gas business	314,758	62,311	405.1
Third-party services	91,785	91,387	0.4
Depreciation and amortization	153,972	146,841	4.9
Provisions and reversals	61,034	19,536	212.4
Construction cost	298,281	194,798	53.1
Other cost and expenses	77,680	67,525	15.0
TOTAL	2,401,752	1,881,951	27.6

2.3  Equity  in the Earnings  of  Subsidiaries

Equity  in the earnings  of  subsidiaries  reflects  gains  and  losses  from  investments  in  COPEL's  investees.  In 1Q14, equity   in   the   earnings   of   subsidiaries   totaled   R$   55.3   million,   comprising   gains   from   Dominó   Holdings (SANEPAR),  Dona Francisca  Energética,  Foz  do  Chopim  Energética,  and energy  transmission  SPEs.

2.4  EBITDA

In 1Q14,  earnings  before  interest,  taxes, depreciation  and  amortization  (EBITDA)  totaled  R$  858.6  million, 29.1% higher  than  the  R$ 664.9  million  reported  in  the same  period  in the  previous  year.

2.5  Financial Result

Between  January  and  March, financial revenues  totaled  R$  225.0  million, 54.1%  up  on  1Q13, due  to  the  increase in the  monetary  restatement  of  accounts  receivable  related  to  the  concession,  and  of  the  CRC  balance,  due  to the period  increase  in  inflation  (IGP-M  and  IGP-DI general price  indices,  respectively).

Financial  expenses  totaled  R$  114.0  million,  58.1% higher  than  in  1Q13,  chiefly  due  to  the  increase  in  debt charges  and  monetary  restatement, as a result  of  the  higher  interest  rate  and  debt  balance.

The 1Q14  financial  result  was  a  positive  R$  111.0  million,  50.2%  up  on  the  positive  R$  73.9  million  recorded  in the same  period  in  the previous  year.

Earnings Release 1Q14
R$'000
	1Q14	1Q13	Var%
	(1)	(2)	(1/2)
Financial Revenues	225,011	146,033	54.1
Income and monetary variation on CRC transfer	57,844	32,881	75.9
Monetary restatement on indemnifiable assets - concession	53,371	16,843	216.9
Monetary restatement on indemnified assets - extension of the concession	18,677	32,049	(41.7)
Income from financial investments	42,120	32,678	28.9
Late fees on electricity bills	40,413	26,433	52.9
Other financial revenues	12,586	5,149	144.4
Financial Expenses	(114,044)	(72,134)	58.1
Debt charges	(71,794)	(48,118)	49.2
Monetary variation - ANEEL Concession - Use of public asset	(22,987)	(14,877)	54.5
Pis/ Pasep and Cofins taxes over interest on equity	(6)	-	-
Monetary and exchange variation	(4,887)	(1,922)	154.3
Other financial expenses	(14,370)	(7,217)	99.1
Financial income (expenses)	110,967	73,899	50.2

2.6  Consolidated Net  Income

In 1Q14,  COPEL  recorded net  income  of R$  583.1  million,  46.3%  more  than  in 1Q13 (R$398.7  million).

Earnings Release 1Q14

2.7  Consolidated Income  Statement

			R$'000
Income Statement	1Q14	1Q13	Var.%
	(1)	(2)	(1/2)
OPERATING REVENUES	3,051,072	2,380,410	28.2
Electricity sales to final customers	922,710	771,195	19.6
Electricity sales to distributors	1,107,926	724,767	52.9
Use of the main distribution and transmission grid	557,924	513,000	8.8
Construction revenue	289,848	181,191	60.0
Revenues from telecommunications	39,252	32,702	20.0
Distribution of piped gas	80,861	79,221	2.1
Other operating revenues	52,551	78,334	(32.9)
OPERATING COSTS AND EXPENSES	(2,401,752)	(1,881,951)	27.6
Electricity purchased for resale	(982,310)	(841,702)	16.7
Charge of the main distribution and transmission grid	(130,577)	(152,077)	(14.1)
Personnel and management	(218,824)	(241,499)	(9.4)
Pension and healthcare plans	(49,417)	(42,134)	17.3
Materials and supplies	(18,186)	(17,880)	1.7
Materials and supplies for power eletricity	(4,928)	(4,261)	15.7
Natural gas and supplies for the gas business	(314,758)	(62,311)	405.1
Third-party services	(91,785)	(91,387)	0.4
Depreciation and amortization	(153,972)	(146,841)	4.9
Provisions and reversals	(61,034)	(19,536)	212.4
Construction cost	(298,281)	(194,798)	53.1
Other cost and expenses	(77,680)	(67,525)	15.0
EQUITY IN EARNINGS OF SUBSIDIARIES	55,269	19,608	181.9
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	704,589	518,067	36.0
FINANCIAL RESULTS	110,967	73,899	50.2
Financial income	225,011	146,033	54.1
Financial expenses	(114,044)	(72,134)	58.1
OPERATIONAL EXPENSES/ INCOME	815,556	591,966	37.8
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(232,506)	(193,310)	20.3
Income tax and social contribution on profit	(283,071)	(262,667)	7.8
Deferred income tax and social contribution on profit	50,565	69,357	(27.1)
NET INCOME (LOSS)	583,050	398,656	46.3
Attributed to controlling shareholders	536,567	391,872	36.9
Attributed to non-controlling interest	46,483	6,784	585.2
EBITDA	858,561	664,908	29.1

Earnings Release 1Q14

3. Consolidated  Balance  Sheet

The main  lines  and variations  in the Balance  Sheet  in  relation  to  December 2013  are  described below. Please refer to  the notes  in our  Quarterly  Information  (ITRs)  for additional information.

3.1  Assets

On  March  31,  2014,  COPEL’s assets totaled  R$  24,434.2 million,  5.7%  up  on  December  31, 2013.

Main  Variations  in  the  Period

Current  assets:

(i) the  20.5%  decline  in  “cash  and  cash  equivalents”,  chiefly  due  to  disbursements  related  to  the  Company’s investment  program;

(ii) the  43.6%  decline  in “bonds  and  securities”,  chiefly  due  to  capital  transfers  and  advances  for  future  capital increases in new  transmission  projects  in the pre-operational stage;

(iii)  the  50.1%  increase  in  “customers”,  chiefly  due  to  (a)  R$  637.7 million  related  to  the  allocation  of  energy  to the spot  market  by  Copel  GeT  (R$  119.1  million)  and  the  dispatch  of  the  Araucária  Thermal  Power  Plant (R$518.7  million)  and  (b)  the  postponement  of the  financial settlement related to  February  2014;  and

(iv)  the  191.5%  increase  in  “other  current  receivables”,  chiefly  due  to  the  recording  of  R$  780.0  million  related to (a)  CDE  funds  to  be  transferred  by  Eletrobrás  to  cover  the  tariff  discounts  applicable  to  users of  the  public distribution  service,  and  (b)  ACR  account  funds  to offset  the costs  arising  from  the  involuntary exposure  to the spot market  and  the dispatch of  thermal power  plants  connected  to the  CCEARs.

Non-current  assets:

(i) the  6.1%  increase  in “accounts  receivable  related  to  the  concession”,  chiefly  due  to  the  capitalization  of intangible  assets  in  progress  (investments)  and  the  monetary  restatement  (IGP-M)  of  the  assets  related to the distribution  and  transmission  concessions;  and

(ii) the  24.1%  decline  in  “accounts  receivable  related  to  the  extension  of  the concession”,  as  a  result  of  the transfer  of R$  352.2  million  to  current  assets.

Investments,  Property,  Plant  and  Equipment  and  Intangible  Assets

"Investments"  moved  up  by  4.6%  in  the  first  three  months  of 2014,  due  to  period  transfers  and  equity  in  the earnings  of  subsidiaries.   “Property,  plant  and equipment”  increased  by  1.3%  due  to  new  assets,  in  accordance with the  Company's  investment  program,  net  of  period  depreciation,  while  “Intangible  assets”  moved  up  by 4.6%,  fuelled  by  the  recognition  of  investments  in  new  assets,  partially  offset  by  amortizations  related  to  COPEL Distribuição’s Concession Agreement.

Earnings Release 1Q14

Main  asset  accounts

Cash,  Cash  Equivalents  and  Marketable  Securities

On March 31,  2014,  the  cash,  cash equivalents  and marketable  securities  of COPEL’s  wholly  owned subsidiaries and  controlled  companies totaled  R$  1,716.6  million  and  were  mostly  invested  in  Bank  Deposit  Certificates (CDBs)  and  repo  transactions.  The  investments  earned  an  average  yield of the period variation  in the Interbank Deposit Certificate  (CDI)  rate.

CRC  Transferred  to  the  State of Paraná

Through the fourth addendum  signed on January  21,  2005,  the  Company  renegotiated the CRC  balance  on December  31,  2004  with  the  State  of  Paraná  at  R$  1,197.4  million,  in 244  monthly  installments  recalculated  by the price  amortization  system,  restated  by  the  IGP-DI  inflation  index  plus  annual  interest  of  6.65%. The first installment  was  due  on January  30,  2005,  with  subsequent  and consecutive  maturities  until  April  2025.  The current CRC balance  is  R$  1,395.4  million.

The State of  Paraná  has  been  paying  the  renegotiated  installments  pursuant  to  the  fourth  addendum,  whose amortizations are guaranteed by dividends.

In 2013,  the  CRC  balance  was  transferred  from  Copel  Distribuição  to  COPEL,  as  permitted  by  Aneel  (Order  4222, of December  11, 2013),  with  the  settlement of  a  loan  between  the  Companies  and  the  transfer  of  the  remaining financial balance.

Accounts  Receivable  Related  to  the  Extension  of the Concession

Following  COPEL’s  acceptance  of  the  conditions  established  by  the  government  agency  for  the  anticipation  of the extension  of  the  transmission  assets  (Provisional  Measure  579),  on  November  1,  2012,  through  Ordinances 578  and 579  and Interministerial  Ordinance  580,  the  Ministry  of  Mines  and Energy  announced  the indemnification  the  Company  is  entitled  to  under  Transmission  Concession  Agreement 060/2001,  in  the  amount of R$  893.9  million  (considering  only  the  assets that  began  operating  after  May  2000). On March 31,  the  amount recorded  in  this  account totaled  R$  629.8  million, R$ 88.0  million  lower  than  in  December  2013,  due  to amortizations in the period.

With the  enactment  of  Law  12783,  on  January  11, 2013,  the  government  agency  reconsidered  the  right  of indemnification  for  the  assets  existing  on  May  31,  2000  (RBSE),  and  Aneel  Resolution  589,  of  December  13, 2013,  established  that  the  indemnification  would  be  calculated  based  on  the  New  Replacement  Value  (VNR), less the  asset  depreciation  rate. Copel is calculating  the  indemnification  amount  to  present to  Aneel.

Earnings Release 1Q14

R$'000
Assets	Mar/14	Dec/13	Mar/13	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	5,591,745	4,680,284	4,846,388	19.5	15.4
Cash and cash equivalents	1,384,692	1,741,632	1,206,096	(20.5)	14.8
Bonds and securities	219,467	389,222	500,997	(43.6)	(56.2)
Collaterals and escrow accounts	567	1,976	33,471	(71.3)	(98.3)
Customers	2,007,121	1,337,628	1,704,435	50.1	17.8
Dividends receivable	15,028	9,500	18,084	58.2	(16.9)
CRC transferred to the State Government of Paraná	87,447	85,448	77,322	2.3	13.1
Account receivable related to concession	4,726	4,396	4,159	7.5	13.6
Accounts receivable related to the concession extension	352,161	352,161	352,161	-	-
Other current receivables	1,154,082	395,890	542,200	191.5	112.9
Inventories	132,997	139,278	135,225	(4.5)	(1.6)
Income tax and social contribution	76,836	133,158	177,489	(42.3)	(56.7)
Other current recoverable taxes	137,756	70,013	71,306	96.8	93.2
Prepaid expenses	18,865	19,982	23,443	(5.6)	(19.5)
NON-CURRENT	18,842,459	18,431,161	16,592,358	2.2	13.6
Long Term Assets	7,380,483	7,224,241	6,287,984	2.2	17.4
Bonds and securities	112,486	120,536	149,869	(6.7)	(24.9)
Collaterals and escrow accounts	43,829	45,371	42,617	(3.4)	2.8
Customers	145,356	132,686	18,610	9.5	681.1
CRC transferred to the State Government of Paraná	1,307,932	1,295,106	1,299,073	1.0	0.7
Judicial deposits	688,654	675,225	582,803	2.0	18.2
Account receivable related to concession	3,698,291	3,484,268	2,707,659	6.1	36.6
Accounts receivable related to the concession extension	277,605	365,645	629,765	(24.1)	(55.9)
Other non-current receivables	29,769	29,435	20,057	1.1	48.4
Income tax and social contribution	184,887	197,659	14,155	(6.5)	-
Other non-current recoverable taxes	125,259	124,498	117,344	0.6	6.7
Deferred income tax and social contribution	766,016	753,413	705,820	1.7	8.5
Prepaid expenses	399	399	212	-	88.2
Investments	1,242,897	1,187,927	675,653	4.6	84.0
Property, plant and equipment, net	8,089,560	7,983,632	7,802,018	1.3	3.7
Intangible assets	2,129,519	2,035,361	1,826,703	4.6	16.6
TOTAL	24,434,204	23,111,445	21,438,746	5.7	14.0

Earnings Release 1Q14

3.2  Liabilities

Main  Variations  in  the  Period

Current  Liabilities

(i) the  75.4%  increase  in  “suppliers”,  due  to  (a)  R$  782.0  million  related  to  the  provision  for  energy  purchases  in the spot  market  (CCEE), as settlement  was postponed  in  February;  and  (b)  the  upturn  in gas purchases;

(ii) the  23.3%  reduction  in “loans,  financing  and  debentures”,  following  (a)  the  amortization  of  short-term  loans and  financing,  and  (b)  the  extension  of the  maturity  of  a  Banco  do  Brasil  industrial  credit  note  to  February  2019; and

(iii)  the  27.1%  increase  in  “other  accounts  payable”   chiefly  due  to returns  to  customers and  other liabilities.

Non-current  Liabilities

(i)  the  6.8%  increase  in  “loans,  financing  and  debentures”,  due  to  the  extension  of  the  maturity  of  a  Banco  do Brasil industrial credit  note  to  February  2019;  and

(ii) the  11.7%  upturn  in  “research,  development  and  energy  efficiency”  due  to  higher  provision  in  the  R&D program.

Main  liability  accounts

Provisions  for  Legal  Claims

The Company is involved in a series of lawsuits in different courts and instances. COPEL’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

R$ '000
Probable Losses - Consolidated	Mar/14	Dec/13	Mar/13	Var %	Var %
	(1)	(2)	(2)	(1/2)	(1/3)
Tax	287,842	287,239	288,289	0.2	(0.2)
Labor suits	203,570	196,054	164,717	3.8	23.6
Employees and Benefits	96,179	94,809	73,064	1.4	31.6
Civil	673,889	636,346	579,292	5.9	16.3
Suppliers	63,415	64,775	67,844	(2.1)	(6.5)
Civil and administrative claims	209,037	197,838	168,020	5.7	24.4
Easements	13,756	10,639	6,695	29.3	105.5
Condemnations and property	377,745	353,461	328,806	6.9	14.9
Customers	9,936	9,633	7,927	3.1	25.3
Environmental claims	220	211	204	4.3	7.8
Regulatory	52,233	51,468	50,941	1.5	2.5
TOTAL	1,313,933	1,266,127	1,156,507	3.8	13.6

Earnings Release 1Q14

Possible  Losses

The cases  classified  as  possible  losses,  as  estimated  by  the  Company  and  its  controlled  companies  at  the  end  of 1Q14,   totaled   R$   2,753.4  million,   4.7%   down   on  December   2013,   distributed  in  lawsuits   of   the   following natures:  tax  -  R$  1,432.1 million;  civil  -  R$  719.8  million;  labor-  R$  437.6 million;  employee  benefits  -  R$  105.5 million  and  regulatory  -  R$  58.4  million.

Payables  related  to  the  Concession  –  Use  of Public  Property

It refers  to  the  concession  charges  for  the  use  of  public  property  incurred  since  the  execution  of  the  project’s concession  agreement  until the end  of  the concession.

					R$ mil
	Elejor	Mauá	Colíder	PCHs *	Total
Passivo circulante	49,686	934	484	995	52,099
Passivo não circulante	398,515	12,837	17,430	2,621	431,403
* Referente às PCHs Cavernoso, Apucaraninha, Chopim I e Chaminé.

3.3  Debt and Shareholders’ Equity

COPEL’s  consolidated  debt totaled  R$  4,533.4  million on  March  31,  2014,  representing  33.6%  of  its  consolidated shareholders’  equity,  which  closed  the  period  at  R$  13,502.9  million,  equivalent  to  R$  49.34  per  share  (book value  per  share).

The breakdown  of  loans,  financing  and  debentures is shown  in  the table  below:

				R$'000
		Short term	Long term	Total
Foreign Currency	National Treasury	2,774	60,532	63,306
	Eletrobras	7	-	7
	Total	2,781	60,532	63,313
Domestic Currency	Eletrobras - COPEL	49,480	118,311	167,791
	FINEP	6,996	31,604	38,600
	BNDES	31,707	1,099,310	1,131,017
	Banco do Brasil S/A and other	448,536	1,275,580	1,724,116
	Promissory notes	154,118	-	154,118
	Debentures	84,341	1,170,121	1,254,462
	Total	775,178	3,694,926	4,470,104
TOTAL		777,959	3,755,458	4,533,417

Earnings Release 1Q14

Loan, financing and debenture maturities are presented below:

							R$'000
	Short Term	Long Term					Total
	Apr/14 - Mar/15	Apr - Dec/15	2016	2017	2018	After 2018
Domestic Currency	775,178	498,481	1,050,302	779,047	226,829	1,140,267	4,470,104
Foreign Currency	2,781	-	-	-	-	60,532	63,313
TOTAL	777,959	498,481	1,050,302	779,047	226,829	1,200,799	4,533,417

COPEL’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

*Annualized  EBITDA

Earnings Release 1Q14

The following tablepresents theconsolidated liabilities

					R$'000
Liabilities	Mar/14	Dec/13	Mar/13	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	3,803,815	3,347,885	2,957,105	13.6	28.6
Payroll, social charges and accruals	233,739	239,685	328,725	(2.5)	(28.9)
Suppliers	1,916,136	1,092,239	1,219,199	75.4	57.2
Income tax and social contribution payable	200,688	297,620	199,415	(32.6)	0.6
Other taxes due	237,037	300,731	185,813	(21.2)	27.6
Loans, financing and debentures	777,959	1,014,568	538,015	(23.3)	44.6
Minimum compulsory dividend payable	15,522	18,713	110,673	(17.1)	(86.0)
Post employment benefits	31,682	29,983	25,803	5.7	22.8
Customer charges due	34,129	37,994	40,383	(10.2)	(15.5)
Research and development and energy efficiency	130,725	127,860	154,900	2.2	(15.6)
Accounts Payable related to concession - Use of Public Property	52,099	51,481	48,486	1.2	7.5
Other accounts payable	174,099	137,011	105,693	27.1	64.7
NON-CURRENT	7,127,527	6,834,808	5724,287	4.3	24.5
Suppliers	44,904	50,121	86.972	(10.4)	(48.4)
Tax liabilities	73,615	68,402	-	7.6	-
Deferred income tax and social contribution	381,889	420,501	544.070	(9.2)	(29.8)
Loans, financing and debentures	3,755,458	3,517,161	2.728.128	6.8	37.7
Post employment benefits	953,328	937,249	686.220	1.7	38.9
Research and development and energy efficiency	172,767	154,721	119.927	11.7	44.1
Accounts Payable related to concession - Use of Public Property	431,403	420,293	402.463	2.6	7.2
Other accounts payable	230	233	-	(1.3)	-
Tax, social security, labor and civil provisions	1,313,933	1,266,127	1,156,507	3.8	13.6
EQUITY	13,502,862	12,928,752	12,757,354	4.4	5.8
Attributed to controlling shareholders	13,179,516	12,651,339	12,486,064	4.2	5.6
Share capital	6,910,000	6,910,000	6,910,000	-	-
Equity valuation adjustments	949,261	983,159	1,187,384	(3.4)	(20.1)
Legal reserves	624,849	624,849	571,221	-	9.4
Retained earnings	3,897,833	3,897,833	3,337,295	-	16.8
Additional proposed dividends	235,498	235,498	64,474	-	265.26
Accrued earnings	562,075	-	415,690	-	35.2
Attributable to non-controlling interest	323,346	277,413	271,290	16.6	19.2
TOTAL	24,434,204	23,111,445	21,438,746	5.7	14.0

4. Performance by Subsidiary

4.1 Copel Geração e Transmissão

In 1Q14, Copel GeT’s operating revenues totaled R$ 843.2 million, 2.9% less than the R$ 868.3 million recorded in the same period last year, when Copel GeT allocated more energy to the spot market (494 GWh in 1Q14, versus 1,789 GWh in 1Q13). Copel GeT’s operating costs and expenses moved up by 19.1%, or R$ 58.0 million, year on year, reaching R$ 361.3 million, chiefly due to higher construction costs as a result of investments in new transmission assets. Equity in the earnings of subsidiary reached R$ 89.7 million, due to Copel GeT’s

Earnings Release 1Q14

interest  in  UEGA  (60%),  an  amount  that  is  eliminated  in  the  consolidated  income  statement  because  they  are companies that  belong  to  the  same  group.

Net  income  totaled  R$  431.6  million,  6.2%  higher  than  in  the  same  period  last  year.  Earnings  before  interest, taxes, depreciation  and  amortization  (EBITDA)  totaled  R$  644.8  million,  0.3%  less  than  the  R$  646.5  million recorded in 1Q13.

R$ mil
Main Indicators	1Q14 (1)	1Q13 (2)	Var. % (1/2)
Net Operating Revenue (R$ million)	843.1	868.3	(2.9)
Operating Income (R$ million)	607.5	609.3	(0.3)
Net profit (R$ million)	431.6	406.5	6.2
EBITDA (R$ million)	644.8	646.5	(0.3)
Operating Margin	72.1%	70.2%	2.7
Net Margin	51.2%	46.8%	9.3
EBITDA Margin	76.5%	74.5%	2.7
Investment Program (R$ million)	158.9	73.2	117.1

4.2  Copel Distribuição

In 1Q14,  Copel  DIS  recorded  operating  revenues  of  R$  1,639.7  million,  17.2%  higher  than the R$  1,399.5  million recorded  in  the  same  period   last  year,  chiefly  due  to  the  9.55%  tariff  increase  as of  June  24, 2013  and  the  7.1% upturn  in the captive  market  in  the  period.

Copel  DIS’  operating costs  and  expenses  climbed  by 10.6%  over  the  same  period  last  year,  totaling  R$  1,714.9 million,  chiefly  due  to  the  17.9%  upturn  in  costs  with  electricity  purchased  for  resale,  partially  offset  by  the 16.9%  decline  in  personnel  costs  (including  post-employment  benefits)  over  1Q13.    This  reduction  was  chiefly due  to  (a)  the  termination  of  the  employees  that  adhered  to  the  voluntary  redundancy  program,  and  (b)  the elimination  of management  positions,  as  a  result  of  the  restructuring  implemented  by  Copel  Distribuição  as  of April  2013.

In  1Q14,   Copel  Dis’   EBITDA   was   a   negative   R$   20.7   million.   If   the   regulatory   assets   and   liabilities   were recognized,  the  gross  effect  of changes  to  the  Account  for  Compensation of Portion A (CVA)  on  the  subsidiary’s EBITDA would  be  a  positive  R$  265.3 million  in  1Q14  (versus  a  positive  R$  96.2  million  in  1Q13).  As  a  result, adjusted  EBITDA  totaled R$ 244.6  million.  For  further  information on  CVA,  please  refer  to  Note  37  in  our Quarterly  Information.

Earnings Release 1Q14

Main Indicators	1Q14 (1)	1Q13 (2)	Var.% (1/2)
Net Operating Revenue (R$ million)	1,639.7	1,399.5	17.2
Operating Income (R$ million)	(19.3)	(100.5)	80.8
Net profit (R$ million)	(14.6)	(67.7)	78.5
EBITDA (R$ million)	(20.7)	(101.4)	79.6
Operating Margin	-1.2%	-7.2%	83.6
Net Margin	-0.9%	-4.8%	81.6
EBITDA Margin	-1.3%	-7.2%	82.6
Investment Program (R$ million)	228.6	176.8	29.3

Effect CVA (R$ million)	1Q14 (1)	1Q13 (2)	Var.% (1/2)
Gross CVA Effect	265.3	96.2	175.7
Net CVA Effect ¹	175.1	63.5	175.7
Adjusted CVA Main Indicators
Adjusted Operating Income (R$ million) ²	246.0	(4.3)	-
Adjusted Net profit (R$ million) ³	160.5	(4.2)	-
Adjusted EBITDA (R$ million) ²	244.6	(5.2)	-
Adjusted Operating Margin ²	15.0%	-0.3%	-
Adjusted Net Margin ³	9.8%	-0.3%	-
Adjusted EBITDA Margin ²	14,9%	-0.4%	-
¹ Estimated net value: gross value minus 34% of income tax. ² Adjusted by gross CVA effect. ³ Adjusted by net CVA effect.

4.3  Copel Telecomunicações

In 1Q14,  Copel  Telecom operating  revenues  totaled  R$  48.4 million, 7.0%  higher  than  the  R$  45.2  million recorded  in  the  same  period  last  year,  chiefly  due  to  the  expansion of  the  area  of operations  and  the  services provided  to  new  customers.  Operating  costs  and  expenses  fell  by  0.6%,  due  to  the  11.1%  decline  in  personnel and  management  costs,  partially  offset  by  provisions  for  tax  claims  and  doubtful accounts.  Net  income  stood  at R$ 14.3 million,  23.0%  up  on  1Q13.  EBITDA  increased  by  11.5% to R$ 27.2  million,  versus  the R$ 24.4  million recorded in the  same  period  last  year.

Earnings Release 1Q14

Main Indicators	1Q14 (1)	1Q13 (2)	Var. % (1/2)
Net Operating Revenue (R$ million)	48.4	45.2	7.0
Operating Income (R$ million)	21.7	17.6	23.1
Net profit (R$ million)	14.3	11.6	23.0
EBITDA (R$ million)	27.2	24.4	11.5
Operating Margin	44.8%	38.9%	15.1
Net Margin	29.6%	25.7%	15.0
EBITDA Margin	56.3%	54.0%	4.2
Investment Program (R$ million)	19.4	12.7	52.8

5. Investment Program

Copel’s investments in 1Q14 and the maximum investment forecast for 2014 are presented below:

R$ million
	Carried out	Scheduled
	1Q14	2014
Generation and Transmission	158.9	1,309.0
HPP Colider	90.8	409.8
HPP Baixo Iguaçu	0.3	316.0
TL Araraquara / Taubaté	25.9	182.8
Cerquilho Substation	8.8	8.3
TL Figueira-Londrina / Foz do Chopim-Salto Osório	1.8	42.9
Paraguaçu Paulista Substation	0.8	25.6
Curitiba Norte Substation	0.1	8.7
Other	30.3	314.9
Distribution	228.6	895.9
Telecommunications	19.4	80.0
Participation in new businesses ¹	48.9	331.8
TOTAL	455.8	2,616.7

¹ Wind Energy Plants, Costa Oeste Transmissora, Marumbi Transmissora, Transmissora Sul Brasileira, Caiuá Transmissora, Integração Maranhense Transmissora, Matrinchã Transmissora de Energia, Guaraciaba Transmissora de Energia, Paranaíba Transmissora and Mata de Santa Genebra.

Earnings Release 1Q14

6. Power Market and Tariffs

6.1  Captive  Market  –  Copel Distribuição

Electricity sales to Copel Distribuição’s captive market came to 6,184 GWh in 1Q14, up 7.1% in comparison with 1T13. The table below breaks down electricity sales by customer segment:

	Number of Customers			Energy sold (GWh)
	Mar/14	Mar/13	Var. %	1Q14	1Q13	Var. %
Residential	3,354.777	3,223,968	4.1	1,923	1,726	11.5
Industrial	92,978	88,533	5.0	1,585	1,602	(1.0)
Commercial	342,723	330,281	3.8	1,447	1,324	9.2
Rural	373,136	372,888	0.1	639	572	11.8
Other	56,297	54,569	3.2	590	552	6.8
Captive Market	4,219,911	4,070,239	3.7	6,184	5,776	7.1

The residential  segment  consumed  1,923  GWh,  11.5%  up,  due  to  the  4.1%  increase  in  the  customer  base  and the upturn  in  average  consumption  in  the  period,  as  a  result  of  the  increase in temperatures  and  favorable income  conditions  and  employment  level.  At  the  end  of  March  2014  this  segment  accounted  for  31.1%  of captive  market,  totaling  3,354,777  residential customers.

The industrial  segment,  consumed  1,585  GWh  in  1Q14, 1.0%  down,  due  to  the  migration  of  large  industrial customers  to  the  free  market.  At  the  end  of  the  period,  this  segment  accounted  for  25.6%  of  captive  market, with the  company  supplying  power to  92,978  industrial customers.

The commercial  segment  consumed  1,447  GWh,  9.2%  higher  than  in  the  same  period  the  year  before,  mainly due  to  higher  temperatures  in the period and the expansion of  the  segment.  At  the  end of  1Q14,  this  segment accounted for  23.4%  of captive  market, with the company  supplying  power  to  342,723  customers.

The  rural   segment   consumed   639   GWh,   growing   by   11.8%,   mainly   due   to   the   strong   performance   of agribusiness  in  the  State  of  Paraná  and  high temperatures  in the period.  At  the  end of  March,  this  segment accounted for  10.3%  of captive  market, with the company  supplying  power  to  373,136  rural customers.

Other  segments  (public  agencies,  public  lighting,  public  services  and  own  consumption)  consumed  590  GWh, 6.8%  up  in  the  period.  These  segments  jointly  account  for  9.6%  of  captive market,  totaling  56,297  customers  at the end  of the  period.

Earnings Release 1Q14

6.2  Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free customers within the Company’s concession area, grew by 8.3%, as shown in the following table:

	Number of Customers / agreements			Energy Sold (GWh)
	Mar/14	Mar/13	Var.%	1Q14	1Q13	Var. %
Captive Market	4,219,911	4,070,239	3.7	6,184	5,776	7.1
Concessionaries and Licensees	4	4	-	168	157	6.9
Free Customers ¹	130	110	18.2	1,095	946	15.7
Grid Market	4,220,045	4,070,353	3.7	7,447	6,879	8.3
¹ All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

6.3  Electricity  Sales  to Final Customers

Copel’s  electricity  sales  to  final  customers,  comprising  Copel Distribuição’s sales in  the  captive  market  and  Copel Geração  e  Transmissão’s sales in the free  market,  increased by 6.6%  between January  and March.

The main contribution  to  this  result  are  sales  to  Copel  Distribuição’s  captive  market,  led  by  the  11.5%  growth  in electricity  sales  to  the  residential  segment  and 11.8%  growth  in  the  rural segment,  due  to  higher  temperatures and  the  increase  in  costumers  in  the  period.

Copel  Geração  e  Transmissão  sales  in  the  free  Market  came  to  1,047  GWh  in  the  1Q14,  up  3.7%  in  comparison with the  same  period  last  year.

The table  below  breaks  down electricity  sales  by  customer  segment:

Segment	Market	Energy Sold (GWh)
		1Q14	1Q13	Var. %
Residential		1,923	1,726	11.5
Industrial	Total	2,629	2,608	0.8
	Captive	1,585	1,602	(1.0)
	Free	1,044	1,007	3.7
Commercial	Total	1,450	1,327	9.2
	Captive	1,447	1,324	9.2
	Free	3	3	-
Rural		639	572	11.8
Other		590	552	6.8
Energy Supply		7,231	6,785	6.6

Earnings Release 1Q14

6.4  Total  Electricity  Sold

Copel’s  electricity  sales,  comprising  Copel  Distribuição  and  Copel  Geração  e  Transmissão’s  sales  in  all the markets,  declined  by  6.8%  from  January to March, mainly  due  to  the  decline  in  Copel  Geração  e  Transmissão's sales in  the  short-term  market  (MCP)  in  1Q14,  as  a  result  of  the  allocation  strategy  adopted  in  2013,  when short-term  sales  were  concentrated in the  first  quarter.

The following  table  shows  Copel’s  total  electricity  sales  broken  down  between  Copel  Distribuição  and  Copel Geração  e  Transmissão:

	Number of Customers / Agreements			Energy Sold (GWh)
	Mar/14	Mar/13	Var. %	1Q14	1Q13	Var.%
Copel DIS
Captive Market	4,219,911	4,070,239	3.7	6,184	5,776	7.1
Concessionaries and Licensees	4	3	33.3	168	157	6.9
Total Copel DIS	4,219,915	4,070,242	3.7	6,352	5,933	7.1
Copel GeT
CCEAR (Copel DIS)	1	1	-	103	231	(55.4)
CCEAR (other concessionaries)	39	36	8.3	1,240	1,684	(26.3)
Free Customers	28	29	(3.4)	1,047	1,009	3.7
Bilateral Agreements *	33	22	50.0	1,993	1,400	42.4
CCEE (MCP)	-	-	-	494	1,789	(72.4)
Total Copel GeT	101	88	14.8	4,877	6,113	(20.2)

Total Copel Consolidated	4,220,016	4,070,330	3.7	11,229	12,046	(6.8)
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
CCEE: Electric Power Trade Chamber.
CCEAR: Energy Purchase Agreements in the Regulated Market.
MCP: Short Term Market.
* Includes Short Term Sales Agreements.

Additionally,  the  TPP  Araucaria  sold  in  short-term  market  (MCP)   all  the  energy  produced  as  from  February  1, 2014.  The  amount  of energy  allocated  in the period  is  shown in the table  below:

GWh
TPP Araucária - UEGA	Feb-Mar/14
Own Generation	646
Total Available Power	646
CCEE (MCP)	630
Losses and differences	15

Earnings Release 1Q14

6.5  Energy  Flow

Consolidated  Energy  Flow (Jan/  Mar  2014)

Don't consider the energy produced by TPP Araucária (646 GWh), which was sold in the short-term market (MCP).
			GWh
Consolidated Energy Flow	1Q14	1Q13	Var.%
Own Generation	6,139	4,898	25.3
Purchased energy	7,433	8,623	(13.8)
Itaipu	1,447	1,257	15.1
Auction – CCEAR	3,361	3,774	(10.9)
Itiquira	237	228	3.9
Dona Francisca	151	151	-
CCEE (MCP)	1,221	651	87.6
Angra	258	258	-
CCGF	330	289	14.20
MRE	-	1,587	-
Proinfa	135	135	-
Elejor	293	293	-
Total Available Power	13,572	13,521	0.4
Captive Market	6,184	5,776	7.1
Concessionaires¹	168	111	51.4
Free Customers	1,047	1,009	3.8
Bilateral Agreements	1,993	1,400	42.4
Auction – CCEAR	1,344	1,915	(29.8)
CCEE (MCP)	494	1,789	(72.4)
MRE	1,133	658	72.2
Losses and Differences	1,209	863	40.1
Basic network losses	434	257	68.9
Distribution losses	694	546	27.1
CG contract allocation	81	60	35.0
¹ Not including the 46 GWh consumed by the Concessionaire CFLO in February and March/2013, for it was not supplied by Copel Distribuição.
Amounts subject to changes after settlement by CCEE.
CCEAR: Energy Purchase Agreements in the Regulated Market.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).

Earnings Release 1Q14

			GWh
Energy Flow - Copel GeT	1Q14	1Q13	Var. %
Own Generation	6,139	4,898	25.3
CCEE (MCP)	-	253	-
MRE	-	1,587	-
Dona Francisca	151	151	-
Total Available Power	6,290	6,889	(8.7)
Bilateral Agreements	1,993	1,400	42.4
CCEAR – COPEL Distribuição	103	231	(55.4)
CCEAR – Other	1,240	1,684	(26.3)
Free Customers	1,047	1,009	3.7
CCEE (MCP)	494	1,789	-
MRE	1,133	658	72.2
Losses and differences	280	118	136.9

			GWh
Energy Flow - Copel Dis	1Q14	1Q13	Var. %
Itaipu	1,447	1,257	15.2
CCEAR – Copel Geração e Transmissão	103	231	(55.4)
CCEAR – Other	3,258	3,542	(8.0)
CCEE (MCP)	1,221	398	207.0
Angra	258	258	0.2
CCGF	330	289	14.0
Itiquira	237	228	3.9
Proinfa	135	135	-
Elejor S.A	293	293	-
Available Power	7,282	6,631	9.8
Captive market	6,184	5,776	7.1
Wholesale¹	168	111	51.2
Losses and differences	930	744	25.0
Basic network losses	155	138	11.8
Distribution losses	694	546	27.3
CG contract allocation	81	60	34.9
¹ Not including the 46 GWh consumed by the Concessionaire CFLO in February and March/2013, for it was not supplied by Copel Distribuição.

Earnings Release 1Q14

6.6 Tariffs

Power Purchase Average Tariff – Copel Distribuição

R$ / MWh
Tariff	Amount	Mar/14	Dec/13	Mar/13	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Itaipu [1]	636	125.30	129.61	109.51	(3.3)	14.4
Auction – CCEAR 2007 – 2014	54	147.81	147.81	138.79	-	6.5
Auction – CCEAR 2008 – 2015	52	124.82	124.77	117.19	-	6.5
Auction – CCEAR 2010 – H30	70	168.17	168.17	157.90	-	6.5
Auction – CCEAR 2010 – T15 [2]	65	178.06	178.06	167.19	-	6.5
Auction – CCEAR 2011 – H30	58	172.65	172.65	162.11	-	6.5
Auction – CCEAR 2011 – T15 [2]	54	196.33	196.33	184.34	-	6.5
Auction – CCEAR 2012 – T15 [2]	115	176.13	176.13	165.37	-	6.5
Auction 2014 - 12M	329	191.41	-	-	-	-
Auction 2014 - 18M	19	165.20	-	-	-	-
Auction 2014 - 36M	163	149.99	-	-	-	-
Angra	119	145.96	133.11	133.11	9.7	9.7
CCGF [3]	150	30.48	31.48	30.07	(3.2)	1.4
Santo Antônio	97	107.01	107.01	100.48	-	6.5
Jirau	210	94.12	94.12	71.37	-	31.9
Others Auctions [4]	361	168.29	169.63	160.01	(0.8)	5.2
Bilaterals	187	180.03	176.36	169.01	2.1	6.5
Total / Tariff Average Supply [5]	2,740	144.37	132.65	121.99	8.8	18.3
[1] Furnas transport charge not included.

[2] Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).

[3] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12,783/13.
[4] Products average price.
[5] Considers the amount of 812 average MW relative Auction 2006-2013 for tariff average of March /2013 (R$ 99.16) and December/2013 (R$ 105.57).

Sales to Final Customers Average Tariff – without ICMS

R$ / MWh
Tariff	Mar/13 (1)	Dec/13 (2)	Mar/13 (3)	Var % (1/2)	Var % (1/3)
Industrial ¹	210.69	208.39	191.08	1.1	10.3
Residential	263.50	263.47	242.54	-	8.6
Commercial	241.66	239.79	217.61	0.8	11.1
Rural	160.63	160.56	146.89	-	9.4
Other	188.03	186.72	169.45	0.7	11.0
Retail distribution average rate	226.12	225.33	205.68	0.3	9.9
¹ Free customers not included.

Earnings Release 1Q14

Sales to Distributors Average Tariff – Copel Geração e Transmissão

						R$ / MWh
Tariff	Amount	Mar/14	Dec/13	Mar/13	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Copel Geração e Transmissão [1]	622	147.72	125.18	117.39	18.00	25.83
Auction CCEAR 2006 - 2013			104.49	98.42	-	-
Auction CCEAR 2007 - 2014	81	116.81	116.70	109.93	0.09	6.26
Auction CCEAR 2008 - 2015	81	123.91	123.70	116.50	0.17	6.36
Auction CCEAR 2009 - 2016	251	141.48	141.43	133.03	-	6.35
Auction CCEAR 2011 - 2040 ( HPP Mauá)	102	161.50	161.33	151.81	0.11	6.38
Auction CCEAR 2013 - 2042 (Cavernoso II)	8	176.13	176.10	-	-	-
Auction CCEAR 2014 (12 months)	99	191.80	-	-	-	-
Copel Distribuição
Concession holders in the State of Paraná	78	155.73	154.24	135.25	1.0	0.5
Total / Tariff Weighted Average Supply	700	148.61	127.42	118.38	16.6	1.0

¹ The 360 MW average related to the Auction 2006-2013 is considered in the average price of March/2013 and 343 MW average related to the Auction 2006-2013 is considered in the average price of December/2013.

7. Capital Market

7.1 Capital Stock

COPEL’s capital amounts to R$ 6,910 million, represented by shares with no par value. The Company's current number of shareholders is 25,346. In March 2014 the Company’s capital was as follows:

								Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	14	-	85,043	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,877	13.7	129	33.9	100,905	78.7	120,911	44.2
BM&FBovespa	19,768	13.6	129	33.9	66,509	51.9	86,406	31.6
NYSE	109	0.1	-	-	34,335	26.8	34,444	12.6
LATIBEX	-	-	-	-	61	-	61	-
Other	295	0.2	252	66.1	42	-	589	0.1
TOTAL	145,031	100.0	381	100.0	128,243	100.0	273,655	100.0

Earnings Release 1Q14

7.2 Stock Performance

From January through March 2014, COPEL’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the São Paulo Stock Exchange (BM&FBovespa).

The free float accounted for 45% of the Company’s capital. COPEL’s market capitalization, based on the stock prices on all markets at the end of March 2014, was R$ 6,989.7 million. Out of the 73 stocks that make up the Ibovespa index, COPEL’s class B preferred shares accounted for 0.4% of the portfolio, with a Beta index of 0.7. COPEL also accounted for 6.9% and 0.9% of the BM&Fbovespa’s Electric Power Index (IEE) and Corporate Sustainability Index (ISE), respectively.

On the BM&FBovespa, COPEL’s common and class B preferred shares closed the quarter at R$ 21.79 (2.3% down) and R$ 29.81 (2.4% down), respectively. Over the same period, the Ibovespa depreciated by 2.1%.

On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the quarter at US$ 13.11, 0.2% down. Over this period, the Dow Jones Index fell by 0.6%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), COPEL’s class B preferred shares were traded under the ticker XCOP in 97% of the trading sessions and closed the quarter at € 9.56, 0.7% up.  Meanwhile, the Latibex All Shares index fell by 5.6%.

The table below summarizes COPEL’s share prices in the first quarter of 2014:

Stock Performance (Jan - Mar/ 14)		Common (CPLE3 / ELPVY)		Preferred "B" (CPLE6 / ELP / XCOP)
		Total	Daily average	Total	Daily average
BM&FBovespa	Number of Trades	14,533	238	203,569	3,337
	Volume Traded	6,103,800	100,062	39,899,500	654,090
	Trading Value (R$ thousand)	116,813	1,915	1,072,265	17,578
	Presence in Trading Sessions	61	100%	61	100%
NYSE	Volume Traded	31,249	1,420	37,682,759	617,750
	Trading Value (US$ thousand)	260	12	431,869	7,080
	Presence in Trading Sessions	22	36%	61	100%
LATIBEX	Volume Traded	-	-	111,899	1,834
	Trading Value (Euro thousand)	-	-	968	16
	Presence in Trading Sessions	-	-	61	97%

Earnings Release 1Q14

7.3  Dividends and Interest on Own Capital

The table  below  presents  the  payments  of  dividends and  interest  on  own  capital  as of  2010:

Type of Earning	Fiscal Year	Approved on	Paid on	Thousands of R$ (gross)	R$ per Share
					Common	Preferred "A"	Preferred "B"
Total	2010			281,460	0.98027	2.52507	1.07854
IOC *	2010	08/17/10	09/20/10	85,000	0.29662	0.32638	0.32638
Dividends	2010	04/28/11	05/23/11	81,460	0.28328	1.04782	0.31167
IOC	2010	04/28/11	05/23/11	115,000	0.40037	1.15087	0.44049
Total	2011			421,091	1.46833	2.52507	1.61546
IOC *	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	2012			268,554	0.93527	2.52507	1.02889
IOC *	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	2013			560,537	1.95572	2.52507	2.15165
IOC *	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends *	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends *	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
* In advance.

8. Operating  Performance

8.1 Generation

In  Operation

Thechart below presents the main information on COPEL GeT's power plants and the electricity they produced between January and March 2014.

Earnings Release 1Q14

Power Plants	Installed Capacity (MW)	Assured Power (Average MW)	Generation (GWh)	Concession Expires
Hydroelectric Power Plants	4,733.6	2,057.8	6,126.9
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	1,477.5	23.05.2023
Gov. Ney Aminthas de B. Braga (Segredo)	1,260.0	603.0	2,078.9	15.11.2029
Gov. José Richa (Salto Caxias)	1,240.0	605.0	1,898.5	04.05.2030
Gov. Pedro V. Parigot de Souza (Capivari-Cachoeira)	260.0	109.0	411.5	07.07.2015
Mauá (1)	185.0	100.0	193.7	03.07.2042
Guaricana (2)	36.0	16.1	0.0	16.08.2026
Cavernoso II	19.0	10.6	16.3	27.02.2046
Chaminé	18.0	11.6	14.4	16.06.2026
Apucaraninha	10.0	6.7	0.0	12.10.2025
Mourão	8.2	5.3	9.4	07.07.2015
Derivação do Rio Jordão	6.5	5.9	12.8	15.11.2029
Marumbi	4.8	2.4	4.8	(3)
São Jorge	2.3	1.5	3.2	03.12.2024
Chopim I	2.0	1.5	2.6	07.07.2015
Rio dos Patos (4)	1.7	1.0	0.5	(5)
Cavernoso	1.3	1.0	0.3	07.01.2031
Melissa	1.0	0.6	1.2	(6)
Salto do Vau	0.9	0.6	1.3	(6)
Pitangui	0.9	0.1	0.1	(6)
Thermal Power Plant	20.0	10.3	11.1
Figueira	20.0	10.3	11.1	26.03.2019
Wind Energy Plants	2.5	0.5	0.8
Eólica de Palmas (7)	2.5	0.5	0.8	28.09.2029
TOTAL	4,756.1	2,068.6	6,138.9

(1) Refered to COPEL's participation (51% of power plant capacity of 363 MW).
(2) In process of upgrading to abril/2014.
(3) Submitted to ANEEL for ratification.
(4) Assured Power (Average MW) and Generation (GWh) until 02.14.2014, date of concession expires.
(5) The concession expired on February 14, 2014. However, the Company will be responsable for the operation and maintenance until the winner of the bidding process assume the plant. Until then, Copel will receive a pre established tariff to operate the plant, as defined by MME 170/2014 resolution.
(6) Power plants with capacity below 1 MW are only required to be registered at ANEEL.
(7) Average wind plant generation.

Under Construction

COPEL GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

Power Plants	Installed Capacity (MW)	Assured Power (MW médio / Average MW)	Stake
UHE Colíder	300	179.6	100% Copel
UHE Baixo Iguaçu	350	172.8	30% Copel 70 % Geração Céu Azul S.A
Total ¹	405	231.4
¹ Adjusted for Copel’s stake

Earnings Release 1Q14

Colíder  Hydroelectric  Power Plant

In ANEEL  New  Energy  Auction  03/2010,  held  on  July  30,  2010,  COPEL  Geração  e  Transmissão  S.A.  won the concession  for the implementation  and  operation  of the Colíder  HPP  for 35  years.  On  January  17, 2011,  the federal government  and  COPEL  GeT  entered  into  01/2011-MME-UHE  Colíder  Concession  Agreement  involving the use of public  assets for  electricity  generation.

The plant  will  have  an  installed  capacity  of  300  MW  and  assured  energy  of  179.6  average-MW  and  is  being implemented  on  the  Teles  Pires  River,  in  Mato  Grosso  State.  Investments  are  estimated  at  R$1.6  billion  and start-up  is  scheduled  for  2015.    On  the  base  date  of  August  1,  2010,  125  average-MW  were  traded  at  R$ 103.40/MWh,  restated  by  the  IPCA  consumer  price  index.  The  sold  energy  will  be  supplied  for  30  years  as  of January  2015  and  the  remaining  energy  will  be  available for  sale.

We are  now  concreting  the water  intake  and  overhead  crane  structure.  While  the  concrete structures  are  being built   in   the   Colíder   HPP,  there  are teams  assembling   the   plant’s   energy   generation   units   and   automated systems. The Mato  Gross  State  Environment Department  (Sema – MT)  authorized  the  removal of vegetation  in the area  to  be  flooded to  form  the  reservoir.  The  removal  of  vegetation  should  begin  in the first  half  of this  year.

Baixo  Iguaçu  Hydroelectric  Power  Plant

Copel  owns  a  30%  interest  in  the  Baixo  Iguaçu  Consortium,  which  is  responsible  for  Baixo  Iguaçu HPP construction. The power  plant  will  have  an  installed  capacity  of 350  MW  and  assured  energy  of 172.8 average- MW  and  it  is  being  built  on  the  Iguaçu  River,  between  the  municipalities  of  Capanema  and  Capitão  Leônidas Marques,  in  southwest  Paraná.  Part  of  the  energy  that  will  be  produced  (121  average-MW)  was  sold in the  7 th New  Energy  Auction, held on  September  30,  2008, at R$  98.98/MWh.

Works  at  the  construction site began in July  in 2013.  The  excavation of  the  diversion  channel  was  completed  in March  2014,  and  as  scheduled,  we  are  currently  excavating  the  generation  circuit  and  the  power  house. With total  investments  estimated  at  R$  1.7  billion,  start-up  is scheduled for  2016.

COPEL  Wind  Farm  Complex

Copel  is expanding  its  energy  generation matrix  with  renewable  sources.  The  Wind  Farm  Complex  is  formed  by eleven  projects,  either  already  completed  or  under  construction,  with  a  joint  installed  capacity  of  277.6  MW, and  is  located  in Rio  Grande  do  Norte,  as  follows:

Earnings Release 1Q14

Wind Farm	Installed Capacity (MW)	Assured Power (Average MW)	Price ¹	Start up	CAPEX (R$ million)	Premium Value (R$ million)	Wind farm location	Expiration of Authorization
2º LFA 2010 ²	202.0	98.5	134.98		782.3	340.6
Boa Vista [3]	14.0	6.3	137.99	Sep/13 [4]	382.4	123.5	São Bento do Norte	4/26/2046
Olho d'Água [3]	30.0	15.3	133.97				São Bento do Norte	5/21/2046
São Bento do Norte [3]	30.0	14.6	133.97				São Bento do Norte	5/18/2046
Farol [3]	20.0	10.1	133.97				São Bento do Norte	4/19/2046
Nova Euros IV	27.0	13.7	135.40	Mar/13	399.9	217.1	Touros	4/27/2046
Nova Asa Branca I	27.0	13.2	135.40				S. Miguel Gostoso	4/25/2046
Nova Asa Branca II	27.0	12.8	135.40				Parazinho	5/31/2046
Nova Asa Branca III	27.0	12.5	135.40				Parazinho	5/31/2046
4º LER 2011 [5]	75.6	40.7	101.81		286.6	68.9
Santa Maria	29.7	15.7	101.98	Jul/14	286.6	68.9	João Câmara	5/8/2047
Santa Helena	29.7	16.0	101.98				João Câmara	4/4/2047
Ventos de Santo Uriel	16.2	9.0	101.19	Mar/15			João Câmara	4/9/2047
Total	277.6	139.2	125.28		1,068.9	409.5
¹ Historical price. Value will be adjusted by the IPCA.
² LFA - Auction of Alternative Sources
[3] The premium value of these wind farms do not consider the R$ 14.0 million paid in 2011, relating to the stake of 49.9%.

4 ANEEL attested that the generation units of the wind farms were fully equipped to begin operations on September 1, 2013. However, commercial operations will only begin after the conclusion of the installation of basic network access transmission facilities, whose works are under the responsibility of the distribution/transmission agent. The effectuation of the 100.0% interest in São Bento Energia, Investimentos e Participações is subject to approval by ANEEL, CADE (Brazil’s antitrust authority) and the BNDES.

5 LER - Auction Reserve Energy

The Farol  (20  MW), Olho  d’Água (30  MW),  São  Bento  do  Norte  (30  MW)  and Boa  Vista (14  MW)  wind  farms  have been  concluded  and  are  fully  equipped  to  begin  operations  as  of  September  1;  however,  start-up  depends  on the completion  of transmission  facilities,  whose  works are not  under  the  responsibility  of São  Bento  Energia and are scheduled  to  be  finalized  at  the  beginning of  2015.  In this  period,  the  projects  will  earn  the  fixed  revenue provided for in their respective  agreements,  which  currently  totals R$  63.9  million/year.

The other  projects  are  under  construction  and  on  schedule.  All  the  energy  to  be  produced  was  sold  through  20- year agreements.  Copel's  portfolio  also  includes  wind  farms totaling  570  MW.  For  further  details, please  refer  to item 8.6.

Interest  in  Generation  Projects

COPEL  holds interests  in six power  generation  projects  at  the  operational stage,  with a total installed capacity  of 1,786.6  MW,  as shown below:

Earnings Release 1Q14

Company	Installed Capacity (MW)	Assured Power (Average MW)	Partners	PPA signed with	Concession Expires
TPP Araucária (UEG Araucária)	484.1	365.2	COPEL - 20% COPEL GeT - 60% Petrobras - 20%	¹	2029
HPP Santa Clara(Elejor)	123.4	72.4	COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers	2036
HPP Fundão (Elejor)	122.5	67.9	COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers	2036
HPP Dona Francisca (DFESA)	125.0	78.0	COPEL - 23,03% Gerdau - 51,82% Celesc - 23,03% Desenvix - 2,12%	COPEL GeT	2033
SPP Júlio de Mesquita Filho (Foz do Chopim)	29.1	20.4	COPEL - 35,77% Silea Participações - 64,23%	Free customers	2030
HPP Lajeado (Investco S.A.)	902.5	526.6	CEB Lajeado - 16,98% Paulista Lajeado Energia S.A. - 5,94% EDP Energias do Brasil S.A. - 4,57% Lajeado Energia S.A. - 62,39% COPEL - 0,82% Furnas Centrais Elétricas S.A. - 0,21% Other - 9,09%	²	2033

¹ Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.
² The assets of the Lajeado HPP are leased to its other concession holders in proportional shares of the existing assets.

Main Indicators

Genaration	Quantity	Installed Capacity
Copel GeT
Power plants in operation	21 (19 hydro, 1 thermal and 1 wind power plant)	4.756 MW
Power plants under construction ¹	2 hydro	405 MW
Wind Power Plant
Wind Power Plant in operation ²	4	94 MW
Wind Power Plant under construction	7	184 MW
Corporate partnerships
Power plants in operation¹	6 (5 hydro and 1 thermal)	606 MW

¹ Adjusted for Copel’s stake.
² ANEEL attesting that the São Bento do Norte (30 MW), Olho D’Água (30 MW), Boa vista (14 MW) and Farol (20 MW) wind farms were fully equipped to begin operations on September 1, 2013. However, commercial operations will only begin after the conclusion of the installation of basic network access transmission facilities, whose works are not under the responsibility of São Bento Energia and are scheduled to be concluded at the beginning of 2015. In this period, the projects will earn the fixed revenue provided for in their respective agreements.

8.2 Transmission

Transmission Lines and Substations in Operation

The table below presents COPEL’s transmission concession agreements and the main features of its transmission lines and substations:

Earnings Release 1Q14

Contract	Line	km	Substation		Expiration	APR (R$ million)
			Amount	MVA
060/2001	Diversas	1,889	32	12,052	Dec-42	126.4
075/2001	Bateias - Jaguariaiva	137	-	-	Jul-31	15.3
006/2008	Bateias - Pilarzinho	32	-	-	Mar-38	0.8
027/2009	Foz - Cascavel Oeste	116	-	-	Nov-39	9.1
TOTAL		2,174	32	12,052		151.6

Transmission Projects under Construction

COPEL is substantially increasing its share of the transmission segment through own investments and partnerships in SPEs. The projects have a joint total of 5,413 km of transmission lines and 16 substations and will generate APR of R$ 727.8 million (historical figure), R$ 354,8 million of which refers to COPEL’s share.

COPEL’s interest in the transmission projects is available in the table below:

SPC / Subsidiary	Auction	Date of Signing of Contract	Transmission Line	State	km	Substation	Partnerships	RAP¹ (R$ million)	CAPEX ² (R$ million)	Start up
COPEL GeT	001/2010	Oct-10	Araraquara II — Taubaté	SP	356	-	100% COPEL GeT	20.0	250.0	Oct-15
COPEL GeT	001/2010	Oct-10	SE Cerquilho III	SP	-	1	100% COPEL GeT	3.3	44.0	May-14
COPEL GeT	005/2012	Aug-12	Londrina - Figueira e Foz do Chopim - Salto Osório	PR	98	-	100% COPEL GeT	4.2	37.0	Feb-15
COPEL GeT	007/2012	Feb-13	Assis — Paraguaçu Paulista II SE Paraguaçu Paulista II	SP	37	1	100% COPEL GeT	5.9	57.8	May-15
COPEL GeT	007/2013	Jan-14	LT Bateias - Curitiba Norte	PR	33	1	100% COPEL GeT	6.7	69.0	Jul-16
COPEL GeT	001/2014	³	Foz do Chopim - Realeza	PR	53	1	100% COPEL GeT	5.8	49	³
COPEL GeT	001/2014	³	Assis – Londrina	SP / PR	120	-	100% COPEL GeT	15	135	³
Subtotal					697	4		60.9	641.8
Costa Oeste	004/2011	Jan-12	Umuarama - Cascavel Oeste	PR	143	1	51% COPEL GeT 49% Eletrosul	8.9	75.0	Jun-14
Transm. Sul Brasileira	006/2011	May-12	Nova Sta Rita - Camaquã	RS / PR / SC	798	1	20% COPEL GeT 80% Eletrosul	49.4	520.0	May-14
Caiuá	006/2011	May-12	Cascavel Norte - Guaíra	PR	136	2	49% COPEL GeT 51% Elecnor	17.7	195.0	May-14
Marumbi	006/2011	May-12	Curitiba - Curitiba Leste	PR	28	1	80% COPEL GeT 20% Eletrosul	13.0	111.0	Dec-14
Integração Maranhense	006/2011	May-12	Açailandia - Miranda II	MA	365	-	49% COPEL GeT 51% Elecnor	26.6	360.0	Sep-15
Matrinchã	002/2012	May-12	Paranaíta - Ribeirãozinho	MT	1,005	3	49% COPEL GeT 51% State Grid	126.4	1,800.0	Jan-15
Guaraciaba	002/2012	May-12	Ribeirãozinho - Marimbondo	MT / GO / MG	600	1	49% COPEL GeT 51% State Grid	73.1	900.0	Jan-15
Paranaíba	007/2012	May-13	Barreiras II - Pirapora II	BA / MG / GO	967	-	24,5% COPEL GeT 24,5% Furnas 51% State Grid	100.5	960.0	May-16
Mata de Santa Genebra	007/2013	³	Araraquara II - Bateias	SP / PR	847	3	50,1% COPEL GeT 49,9% Furnas	174.4	1,566.0	³
Cantareira	001/2014	³	Estreito - Fernão Dias	SP / MG	328	-	49% Copel GeT 51% Elecnor	76.9	624.0	³
Subtotal					5,217	12		666.9	7,111.0
Total					5,914	16		727.8	7,752.8
¹ Historical values (R$ milion) / ² ANEEL reference value (R$ million). / ³ Contract in procedures for signing.

Earnings Release 1Q14

8.3 Distribution

Distribution Lines	km	Voltage	Substations	MVA
13,8 kV	100,560.7	34,5 kV	231	1,493.5
34,5 kV	81,683.4	69 kV	35	2,441.7
69 kV	727.1	88 kV¹	-	5.0
138 kV	5,153.6	138 kV	95	6,447.8
230 kV	123.5	TOTAL	361	10,388.0
TOTAL	188,248.3	[1] Not automated.

Compact-Design  Distribution  Lines

COPEL  has  continued  to  implement  compact-design  distribution  lines  in  urban  areas  with  a  high  concentration of  trees surrounding  the distribution  grids.  This  technology  reduces  the  number  of  trees cut down or trimmed, and  improves  the  quality  of  power  supply  by  reducing  the  number  of  unplanned  outages.  The  total  length  of compact-design  distribution  lines  in  operation  on  March 31, 2014  was  5,467  km.

Secondary  Isolated  Lines

COPEL   has   also   invested   in   low-voltage   (127/220V   V)   secondary   isolated   lines,   which   offer   substantial advantages  over  regular  overhead  lines,  including:   improvement  in DEC  and  FEC  distribution  performance indicators,  defense  against  illegal  connections,  improved  environmental  conditions,  reduced  areas  subject  to tree trimming,  improved  safety,  reduced voltage  drops  throughout  the  grid,  and  increased  transformer  useful life,  due  to  the reduction  of short-circuits,  among  other  advantages.

The total length of installed  secondary  isolated lines  closed  the quarter  at  10,946  km.

Quality  of Supply

The two  main  indicators  of  power  supply  quality  are  DEC  (outage  duration)  and  FEC  (outage  frequency).  The trends for these  indicators,  as  well  as for average  waiting  times, are shown below:

Jan-Mar	DEC ¹ (hours)	FEC ² (outages)	Waiting time (hours)
2010	3.63	3.18	1:41
2011	3.11	2.44	1:37
2012	2.73	2.23	1:36
2013	2.99	2.26	1:48
2014	4.19	2.72	2:23
¹ DEC measured in hours and hundredths of an hour ² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date

Earnings Release 1Q14

Main Indicators

Number of municipalities served: 395

392 fully served + 3 partially served in rural areas.

Number of localities served: 1,113

8.4 Telecommunications

In March 2014, COPEL’s main operational indicators in the telecommunications area were as follows:

- Total length of fiber optic cables within the main ring: 9,490 km

- Total length of self-sustained fiber optic cables: 15,817 km

Number of cities served:

Paraná State: 399

Santa Catarina State: 2

Number of customers: 10,269

Earnings Release 1Q14

8.5 Equity Interests

Other Sectors

COPEL holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

Company	Sector	Partners
Dominó Holdings S.A.	Sanitation	COPEL - 49,0% Andrade Gutierrez - 51,0%
Sanepar	Sanitation	COPEL - 7,6% Governo do Estado do Paraná - 58,7% Dominó Holdings S.A. - 12,2% Daleth Participações - 8,3% Andrade Gutierrez - 2,1% Other - 11,1%
Compagas	Gas	COPEL - 51,0% Mitsui Gás - 24,5% Gaspetro - 24,5%
Consórcio Petra [1]	Oil and natural gas	COPEL - 30% Petra Energia [2] - 30% Bayar Participações - 30% Tucumann Engenharia - 10%
Sercomtel S.A. Telecom	Telecommunications	COPEL - 45,0% Município de Londrina - 55,0%
Carbocampel S.A.	Coal mining	COPEL - 49,0% Carbonífera Cambuí - 51,0%
Escoelectric Ltda	Services	COPEL - 40,0% Lactec - 60,0%
Copel-Amec Ltda [3]	Services	COPEL - 48,0% Amec - 47,5% Lactec - 4,5%
[1] Consortium formalized in 2014
[2] Operating Company
[3] Being liquidated

Change to Dominó's Interest in SANEPAR

In March 28, 2014, Dominó’s shareholders decided to convert 57,868,914 common shares into preferred shares and, after the conversion, 85,915,467 PN shares of SANEPAR were transferred to the shareholders of Dominó Holding. Thus Domino Holdings now has 12.2% of the total capital of SANEPAR, as described below:

Earnings Release 1Q14

Previous interest	Common	%	Preferred	%	Total	%
Domino Holdings	115,106,273	39.7%	28,776,568	15.4%	143,882,841	30.2%
After the conversion	-57,868,914		+57.868.914
Domino Holdings	57,237,359	19.7%	86,645,482	46.4%	143,882,841	30.2%
After transfer (current interst)			-85,915,467
Domino Holdings	57,237,359	19.7%	730,015	0.4%	57,967,374	12.2%

Share Transfer to Shareholders and Change to Dominó Holdings’ Ownership Structure

As shown below, 85,915,467 SANEPAR PN shares were transferred to the shareholders of Dominó Holdings. Each SANEPAR PN share transferred allowed the redemption (and subsequent cancellation) of 1.751 share of Dominó Holdings. After the share redemption, Daleth was no longer part of the company and COPEL holds 49% of the capital, while Andrade Gutierrez Concessões holds the remaining 51%, as shown below:

				# of shares
Shareholder	%	Previous Capital Stock	Reduction	Current Capital Stock	%
Copel	45.0%	113,367,832	63,634,456	49,733,376	49.0%
AGC	27.5%	69,280,342	17,517,028	51,763,314	51.0%
Daleth	27.5%	69,280,342	69,280,342	-	-
Total	100.0%	251,928,516	150,431,826	101,496,690	100.0%

Equity Interest in SANEPAR

COPEL now holds a direct interest of thirty-six million, three hundred and forty-three thousand, two hundred and sixty-seven (36,343,267) preferred shares (PN) of Companhia de Saneamento do Paraná - SANEPAR, equivalent to 14.86% of its PN shares and 7.63% of the total capital. Considering the interest held through Dominó Holdings, COPEL’s interest in SANEPAR will remain at 13.58%, as shown below:

	Common	%	Preferred	%	Total	%
Domino Holdings	115,106,273	39.7%	28,776,568	15.4%	143,882,841	30.2%
Copel (45% of Dominó)	51,797,823	17.87%	12,949,456	6.93%	64,747,278	13.58%
Copel Total	51,797,823	17.87%	12,949,456	6.93%	64,747,278	13.58%

After the conversion	Common	%	Preferred	%	Total	%
Domino Holdings	57,237,359	24.7%	730,015	0.3%	57,967,374	12.2%
Copel (49% of Dominó)	28,046,306	12.1%	357,707	0.1%	28,404,013	6.0%
Copel - direct interest	-	-	36,343,267	14.9%	36,343,267	7.6%
Copel Total	28,046,306	12.09%	36,700,974	15.00%	64,747,280	13.58%

Earnings Release 1Q14

Accounting Information

Accounting information concerning COPEL’s interests in other companies is shown in the following table:

				R$'000
Partnerships	Total Assets	Shareholders' Equity	Net Oper. Revenues	Net Income
Parent Company
Compagas S.A.	547,211	267,868	389,142	32,242
Elejor S.A.	761,175	83,482	60,103	13,295
UEG Araucária Ltda	1,053,675	835,229	474,393	133,475
Jointly-controlled entities
Costa Oeste Transmissora de Energia S.A.	75,732	9,158	18,654	3,314
Caiuá Transmissora de Energia S.A.	199,810	82,989	38,018	709
Dominó Holdings S.A.	1,101,886	1,075,569	-	36,348
Guaraciaba Transmissora de Energia (TP Sul) S.A.	489,704	81,623	106,834	2,381
Integração Maranhense Transmissora de Energia S.A.	348,544	127,523	32,832	1,035
Marumbi Transmissora de Energia S.A.	60,601	8,189	16,327	3,465
Matrinchã Transmissora de Energia (TP Norte) S.A.	812,369	203,573	203,394	3,575
Paranaíba Transmissora de Energia S.A.	130,288	128,320	45,718	2,462
Transmissora Sul Brasileira de Energia S.A.	559,580	214,927	42,576	3,948
Associates
Dona Francisca Energética S.A.	286,465	262,443	26,808	9,835
Foz do Chopim Energética Ltda	46,519	44,469	10,214	7,831
This data was adjusted to COPEL's practices.

8.6 New Projects

Wind Farm Portfolio

On March 11, 2014, Copel concluded the acquisition of a 50.1% interest in Cutia Empreendimentos Eólicos SPE S.A, in which COPEL already had a 49.9% interest. The Company comprises five wind farm projects in Rio Grande do Norte State, with a joint installed capacity of 129 MW.

The Board of Directors also approved the acquisition of other Galvão Energia e Participações wind farms totaling an installed capacity of 441 MW.

Wind Farm	Assured Power (Average MW)	Installed Capacity (MW)
Cutia Empreendimentos Eólicos	74.9	129.0
Demais Projetos	241.0	441.0
Total	315.9	570.0

Earnings Release 1Q14

São  Jerônimo Hydroelectric  Power  Plant

The project  comprises  the  future  São  Jerônimo  Hydroelectric  Power  Plant,  with  an  estimated  installed  capacity of  331  MW,  located  on  the  Tibagi  River,  in  Paraná  State.  This  project’s  implementation  will  be  based  on  the concession  for  the  use  of  public  assets  in  ANEEL  Auction  Notice  02/2001  and  has  been  awarded  to  Consórcio São  Jerônimo,  in which COPEL  holds  a  41.2%  interest.  The  beginning of  the  works  depends  on authorization by the National  Congress,  pursuant  to  article  231,  paragraph  3  of  the  Federal  Constitution,  as  the  plant’s  reservoir is in indigenous areas.

Small  Hydroelectric  Power  Plant  (SHP)  Projects

COPEL holds interests in certain power generation projects in small hydropower plants with a joint installed capacity of 206.2 MW.  The following table presents the main features of these projects:

Project	Estimated Installed Capacity (MW)	Estimated Assured Power (Average MW)	COPEL' Stake (%)
SHP Bela Vista	29.0	18.0	36.0
SHP Dois Saltos	25.0	13.6	30.0
SHP Foz do Curucaca	29.5	16.2	15.0
SHP Salto Alemã	29.0	15.9	15.0
SHP São Luiz	26.0	14.3	15.0
SHP Pinhalzinho	10.9	5.9	30.0
SHP Alto Chopim	20.3	11.2	15.0
SHP Burro Branco	10.0	5.1	30.0
SHP Rancho Grande	17.7	9.7	15.0
SHP Foz do Turvo	8.8	4.7	30.0
Total	206.2	114.6

Hydroelectric  Potential  Surveyed  Along  the  Piquiri  River

The feasibility  studies  for  the  four  hydroelectric  power  plants  making  up  the  hydroelectric  potential  of  the Piquiri  River,  in  Paraná,  were  submitted  by  COPEL  and  accepted  by  ANEEL  in  2012.  The  following table  features these plants, which have  a  joint  installed capacity  459.3  MW:

Project	Estimated Installed Capacity (MW)
HPP Apertados	139.0
HPP Comissário	140.0
HPP Foz do Piquiri	93.2
HPP Ercilândia	87.1

Earnings Release 1Q14

Tapajós  Hydroelectric  Complex

COPEL  has entered  into  a  Technical  Cooperation  Agreement  with eight  other  companies  to  develop  studies  on the Tapajós  and  Jamanxim  Rivers  in  the  North  region, comprising  the  environmental  assessment  of  the  Tapajós river  basin  and  the  feasibility  of the  Tapajós  River  Complex,  comprising  five  plants,  with  a  joint  installed  capacity of 10,682  MW.

The plants  currently  under  study  are:  Jatobá,  with  2,338  MW,  and  São  Luiz  do  Tapajós,  the  biggest,  with  6,133 MW,  both  on  the  Tapajós  River.  On  the  Jamanxim  River,  we  will  study  the  hyroelectric  power  plants  Cachoeira do  Caí (802  MW),  Cachoeira dos  Patos  (528  MW)  and  Jamanxim  (881  MW).

The technical  and  economic  feasibility  study  of the São  Luiz  do  Tapajós  hydroelectric  power  plant  (EVTE) was delivered  to  Aneel  in April 2014.   The  document  presents  a  study  of  the  technical  and  economic  conditions  that comprise  one  of  the  feasibility  aspects  of  building  the  plant,  with  an  estimated  installed  capacity  of  8,000 MW. The agency  will  now  analyze  the study  and  completes this  process, wich will be  incorporated  into  the documentation that  will underpin the  bid  notice  for  the  plant’s  concession.

Oil and  Gas  Exploration  and  Production

On November  28,  2013,  in  the  12 th   round  of  Bids  of  the  National  Petroleum  Agency  (ANP),  the  consortium formed  by  COPEL  (30%),  Bayar  Participações  (30%), Tucumann  Engenharia  (10%)  and  Petra Energia  (30%) (the latter  acting  as  operator)  won  the  right  to  explore,  develop  and  produce  oil  and  natural  gas  in  four  blocks  in  an 11,297-km²area  in  the  midwestern  region  of  Paraná  State.  The  consortium’s  total  investment  will  come  to  R$ 78.1  million  in the  first  phase  of  exploration,  with an estimated  duration  of six years.

Signature Bonus: R$ 12.5 million Exploration Program: R$ 78.1 million

Earnings Release 1Q14

9. Other  Information

9.1  Human Resources

COPEL’s workforce closed the first quarter of 1Q14 at 8,618 employees distributed as as shown in the graph.

In 1Q14, COPEL reduced its number of employees by 8.7% over the same period last year. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

Headcount	2011	2012	2013	2014
Geração e Transmissão	1,863	1,841	1,702	1,512
Distribuição	7,034	7,169	6,375	6,087
Telecomunicações	503	458	434	389
Holding	-	-	136	611
Participações	-	-	-	10
Renováveis	-	-	-	9
TOTAL	9,400	9,468	8,647	8,618

On March  31,  2014,  COPEL  Distribuição  had  4,219,911  customers,  representing  a  consumer-to-employee  ratio of  693.  Compagas,  Elejor  and  UEG  Araucária,  companies  in  which  COPEL  holds  a  majority  interest,  had  154,  7 and  12  employees, respectively.

Earnings Release 1Q14

9.2 Main Operational Indicators

Generation
Copel GeT
Plants in operation	21 (19 hydro, 1 thermal e 1 wind)
Plants under construction (HPP Colíder and Baixo Iguaçu)	2 hydro
Automated and remote-controlled power plants	14
Installed capacity in operation	4.756 MW
Installed capacity under construction	405 MW
Wind Farms
Wind Farms in operation ¹	4
Wind Farms under construction	7
Installed capacity	278 MW
Partnership
Plants in operation	6 (5 hidrelétricas, 1 termelétrica)
Automated and remote-controlled power plants	3
Installed capacity [2]	606 MW
Transmission
Copel GeT
Transmission lines in operation	2.174 km
Transmission lines under construction	697 km
Substations in operation (Installed Power)	32
Substations under construction (Installed Power)	4
Partnership
Transmission Lines under construction [2]	2109 km
Substation under construction (Installed Power)[2]	12
Distrubution
Distribution lines	188.248 km
Substations	361 (100% automated)
Installed power substations	10.388 MVA
Municipalities served	395³
Locations served	1,113
Captive customers	4,2 millions
DEC (in hundredths of an hour and minute)	4.19
FEC (number of outages)	2.72
Telecommunication
Optical cables in the main ring (interurban)	9.490 km
Optical cables self-sustained (urban)	15.817 km
Cities served in Parana State	399
Cities served in Santa Catarina State	2
Customers	10,269
Administration
Employees (wholly owned subsidiaries)	8,618
Copel Geração e Transmissão	1,512
Copel Distribuição	6,087
Copel Telecomunicações	389
Copel Participações	10
Copel Renováveis	9
Copel Holding	611
Customers by distribution employee	693
¹ The commercial operation will start after the completion of the works of transmission facilities intended for basic network access to the responsibility of distribution / transmission agent.
² Proportional to COPEL's stake. ³ 3 municipalities partially met in the rural area.

Earnings Release 1Q14

9.3  1Q14 Results Conference Call

1Q14  Results  Conference  Call:

>   Friday,  May  16,  2014,  at  3:00  p.m.  (Brasília  time)

>   Telephone:   (+1  516)  300  1066

>   Code:   COPEL

A live  webcast  of the  conference call  will be  available  at:   www.copel.com/ir

Please  connect  15  minutes  before  the  call.

Investor Relations – COPEL

ri@copel.com

Telephone: (+  55  41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations

Earnings Release 1Q14

Exhibit I –  Consolidated Cash Flow Statement

R$'000
Consolidated Cash Flow	1Q14	1Q13
Cash flow from operating activities
Net income for the period	583,050	398,656
Adjustments to reconcile net income with the cash provided by operating activities	463,719	416,492
Depreciation	91,253	88,989
Amortization of intangible assets - concession	60,771	55,786
Amortization of intangible assets - other	1,760	1,877
Amortization of investiments - concession rigths	188	188
Unrealized monetary and exchange variations, net	(11,428)	(4,209)
Remuneration of accounts receivable related to the concession	(14,844)	(5,163)
Equity in earnings of subsidiaries	(47,956)	(19,608)
Income Tax and Social Contribution	283,071	262,667
Deferred Income Tax and Social Contribution	(50,565)	(69,357)
Provision for doubtful accounts	14,624	13,100
Provision for tax credit losses	219	(533)
Reversal of provision for losses from devaluation of investments	(1,773)	-
Provision (reversal) for legal claims	46,197	6,969
Provisions for post employment benefits	53,660	45,354
Provision for research and development and energy efficiency	27,414	21,933
Write off of intangible assets related to concession - goodwill	9,252	14,847
Write off of property, plant, and equipment	102	578
Write off of intangible assets	1,774	3,074
Decrese (increase) in assets	(1,297,906)	(379,254)
Increase (reduction) of liabilities	226,433	(444,500)
Net cash generated by operating activities	(24,704)	(8,606)
Cash flow from investing activities
Bonds and securities	181,649	112,396
Investment additions to Cutia – net effect of the cash acquired	(11,405)	-
Additions in investments	(13,843)	(89,789)
Additions to property, plant, and equipment	(193,401)	(10,201)
Additions to intangible assets related to the concessions	(255,271)	(194,542)
Additions to intangible assets - concession and permission rigths	(2,902)	-
Customer contributions	24,886	32,196
Additions to other intangible assets	(30,578)	656
Net cash generated (used) by investing activities	(300,865)	(149,284)
Cash flow from financing activities
Loans and financing obtained	-	12,665
Debentures Issued	29,644	-
Amortization of principal amounts of loans and financing	(47,120)	(13,789)
Amortization of principal amounts of debentures	(10,154)	-
Dividends and interest on own capital paid	(3,741)	(94,107)
Net cash used by financing activities	(31,371)	(95,231)
Increase (decrease) in cash and cash equivalents	(356,940)	(253,121)
Cash and cash equivalents at the beginning of the year	1,741,632	1,459,217
Cash and cash equivalents at the end of the year	1,384,692	1,206,096
Variation in cash and cash equivalents	(356,940)	(253,121)

Earnings Release 1Q14

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

			R$'000
Income Statement	1Q14	1Q13	Var.%
	(1)	(2)	(1/2)
OPERATING REVENUES	843,149	868,331	(2.9)
Electricity sales to final customers	109,407	103,089	6.1
Electricity sales to distributors	627,486	726,726	(13.7)
Use of the main distribution and transmission grid	45,661	35,487	28.7
Construction revenue	49,527	(4,515)	-
Other operating revenues	11,068	7,544	46.7
Operating costs and expenses	(361,283)	(303,222)	19.1
Electricity purchased for resale	(19,071)	(29,905)	(36.2)
Use of main distribution and transmission grid	(52,649)	(50,860)	3.5
Personnel and management	(46,741)	(55,585)	(15.9)
Pension and healthcare plans	(12,942)	(10,696)	21.0
Materials and supplies	(4,832)	(3,096)	56.1
Materials and supplies for power eletricity	(3,936)	(3,279)	20.0
Third-party services	(28,510)	(20,883)	36.5
Depreciation and amortization	(73,253)	(70,793)	3.5
Provisions and reversals	(21,705)	(13,156)	65.0
Construction cost	(57,960)	(9,092)	537.5
Other cost and expenses	(39,684)	(35,877)	10.6
EQUITY IN EARNINGS OF SUBSIDIARIES	89,712	10,622	744.6
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	571,578	575,731	(0.7)
FINANCIAL RESULTS	35,954	33,588	7.0
Income tax and social contribution on profit	45,848	42,673	7.4
Deferred income tax and social contribution on profit	(9,894)	(9,085)	8.9
OPERATIONAL EXPENSES/ INCOME	607,532	609,319	(0.3)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(175,977)	(202,773)	(13.2)
Income tax and social contribution on profit	(216,447)	(248,202)	(12.8)
Deferred income tax and social contribution on profit	40,470	45,429	(10.9)
NET INCOME (LOSS)	431,555	406,546	6.2
EBITDA	644,831	646,524	(0.3)

Earnings Release 1Q14

Income Statement – Copel Distribuição

			R$'000
Income Statement	1Q14	1Q13	Var.%
	(1)	(2)	(1/2)
OPERATING REVENUES	1,639,732	1,399,537	17.2
Electricity sales to final customers	813,842	668,767	21.7
Electricity sales to distributors	26,219	24,453	7.2
Use of the main distribution and transmission grid	531,322	496,356	7.0
Construction revenue	230,916	176,082	31.1
Other operating revenues	37,433	33,879	10.5
Operating costs and expenses	(1,714,849)	(1,551,005)	10.6
Electricity purchased for resale	(1,035,148)	(877,740)	17.9
Use of main distribution and transmission grid	(90,924)	(114,310)	(20.5)
Personnel and management	(130,850)	(166,174)	(21.3)
Pension and healthcare plans	(31,285)	(28,993)	7.9
Materials and supplies	(12,742)	(14,013)	(9.1)
Third-party services	(62,592)	(72,156)	(13.3)
Depreciation and amortization	(54,399)	(50,078)	8.6
Provisions and reversals	(37,917)	(29,299)	29.4
Construction cost	(230,916)	(176,082)	31.1
Other cost and expenses	(28,076)	(22,160)	26.7
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	(75,117)	(151,468)	(50.4)
FINANCIAL RESULTS	55,825	50,945	9.6
Income tax and social contribution on profit	103,653	97,073	6.8
Deferred income tax and social contribution on profit	(47,828)	(46,128)	3.7
OPERATIONAL EXPENSES/ INCOME	(19,292)	(100,523)	(80.8)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	4,717	32,836	(85.6)
Income tax and social contribution on profit	(2,549)	-	-
Deferred income tax and social contribution on profit	7,266	32,836	(77.9)
NET INCOME (LOSS)	(14,575)	(67,687)	(78.5)
EBITDA	(20,718)	(101,390)	(79.6)

Earnings Release 1Q14

Income Statement – Copel Telecomunicações

			R$'000
Income Statement	1Q14	1Q13	Var %
	(1)	(2)	(1/2)
OPERATING REVENUES	48,363	45,219	7.0
Revenues from telecommunications	46,790	43,537	7.5
Other operating revenues	1,573	1,682	(6.5)
Operating costs and expenses	(27,949)	(28,109)	(0.6)
Personnel and management	(10,324)	(11,618)	(11.1)
Pension and healthcare plans	(2,066)	(1,932)	6.9
Materials and supplies	(287)	(380)	(24.5)
Third-party services	(4,287)	(4,229)	1.4
Depreciation and amortization	(6,793)	(7,299)	(6.9)
Provisions and reversals	(1,151)	(311)	270.1
Other cost and expenses	(3,041)	(2,340)	30.0
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	20,414	17,110	19.3
FINANCIAL RESULTS	1,241	485	155.9
Income tax and social contribution on profit	1,036	810	27.9
Deferred income tax and social contribution on profit	205	(325)	(163.1)
OPERATIONAL EXPENSES / INCOME	21,655	17,595	23.1
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(7,349)	(5,966)	23.2
Income tax and social contribution on profit	(8,137)	(5,867)	38.7
Deferred income tax and social contribution on profit	788	(99)	(896.0)
NET INCOME (LOSS)	14,306	11,629	23.0
EBITDA	27,207	24,409	11.5

Earnings Release 1Q14

Exhibit III – Financial Statements by Company

Balance Sheet by Company

R$'000
Assets - March/14	GeT	DIS	TEL	COM	ELE	UEGA	Other ¹	HOL	Eliminations	Consolidated
CURRENT	2,092,450	2,624,747	55,553	299,488	69,110	639,032	111,698	220,738	(521,071)	5,591,745
Cash and cash equivalents	1,024,996	116,155	7,646	44,701	48,186	9,413	107,760	25,835	-	1,384,692
Bonds and securities	117,616	7,463	-	-	-	94,243	-	145	-	219,467
Collaterals and escrow accounts	-	5	-	562	-	-	-	-	-	567
Customers	355,427	1,095,456	25,686	209,653	19,372	518,666	-	-	(217,139)	2,007,121
Dividends receivable	2,578	-	-	-	-	-	-	80,361	(67,911)	15,028
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	87,447	-	87,447
Account receivable related to concession	4,726	-	-	-	-	-	-	-	-	4,726
Accounts receivable related to the concession extension	352,161	-	-	-	-	-	-	-	-	352,161
Other current receivables	181,897	953,972	3,804	1,184	1,060	449	2,777	9,532	(593)	1,154,082
Inventories	29,295	94,777	7,775	1,150	-	-	-	-	-	132,997
Income tax and social contribution	4,779	47,802	6,071	-	-	-	766	17,418	-	76,836
Other current recoverable taxes	17,333	57,961	4,366	41,826	-	16,261	9	-	-	137,756
Prepaid expenses	1,642	15,729	205	412	492	-	385	-	-	18,865
Related parties	-	235,427	-	-	-	-	1	-	(235,428)	-
NON-CURRENT	8,526,667	5,817,535	434,824	247,723	692,065	414,643	232,372	14,508,501	(12,031,871)	18,842,459
Long Term Assets	922,720	4,520,961	41,064	15,119	32,759	229	2,706	1,910,728	(65,803)	7,380,483
Bonds and securities	70,183	42,303	-	-	-	-	-	-	-	112,486
Collaterals and escrow accounts	-	43,829	-	-	-	-	-	-	-	43,829
Customers	5,218	124,957	15,181	-	-	-	-	-	-	145,356
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,307,932	-	1,307,932
Judicial deposits	44,021	366,275	4,614	245	42	229	7	273,221	-	688,654
Account receivable related to concession	465,030	3,233,261	-	-	-	-	-	-	-	3,698,291
Accounts receivable related to the concession extension	277,605	-	-	-	-	-	-	-	-	277,605
Other receivables	5,935	9,120	-	14,677	-	-	-	37	-	29,769
Income tax and social contribution	526	13,183	-	-	-	-	-	171,178	-	184,887
Other recoverable taxes	54,202	66,059	4,998	-	-	-	-	-	-	125,259
Deferred income tax and social contribution	-	621,974	16,271	-	32,717	-	-	95,054	-	766,016
Receivables from subsidiaries	-	-	-	-	-	-	2,497	63,306	(65,803)	-
Prepaid Expenses	-	-	-	197	-	-	202	-	-	399
Investments	938,958	4,012	-	-	-	-	-	12,567,017	(12,267,090)	1,242,897
Property, Plant and Equipment, net	6,615,382	-	379,308	-	463,213	414,255	217,369	33	-	8,089,560
Intangible Assets	49,607	1,292,562	14,452	232,604	196,093	159	12,297	30,723	301,022	2,129,519
TOTAL	10,619,117	8,442,282	490,377	547,211	761,175	1,053,675	344,070	14,729,239	(12,552,942)	24,434,204
¹ Wind Farms, Copel Renováveis and Copel Participações

Earnings Release 1Q14

										R$'000
Assets - March/13	GeT	DIS	TEL	COM	ELE	UEGA	OTHER	HOL	Eliminations	Consolidated
CURRENT	1,528,537	2,757,293	80,703	91,500	39,844	241,742	-	1,925,589	(1,818,820)	4,846,388
Cash and cash equivalents	228,665	863,660	30,857	40,275	10,345	20,046	-	12,248	-	1,206,096
Bonds and securities	129,251	177,188	-	-	9,922	184,458	-	178	-	500,997
Collaterals and escrow accounts	4,317	27,989	-	1,165	-	-	-	-	-	33,471
Customers	640,442	1,026,229	26,612	40,187	18,060	-	-	-	(47,095)	1,704,435
Dividends receivable	20	-	-	-	-	-	-	920,664	(902,600)	18,084
CRC transferred to the State Government of Paraná	-	77,322	-	-	-	-	-	-	-	77,322
Account receivable related to concession	4,159	-	-	-	-	-	-	-	-	4,159
Accounts receivable related to the concession extension	352,161	-	-	-	-	-	-	-	-	352,161
Other current receivables	112,574	389,697	2,785	700	146	37,041	-	93	(836)	542,200
Inventories	30,406	93,667	10,264	888	-	-	-	-	-	135,225
Income tax and social contribution	10,198	41,246	6,909	645	1,147	42	-	117,302	-	177,489
Other current recoverable taxes	14,742	45,961	3,077	7,349	11	155	-	11	-	71,306
Prepaid expenses	1,602	14,334	199	291	213	-	-	-	6,804	23,443
Receivables from subsidiaries	-	-	-	-	-	-	-	875,093	(875,093)	-
NON-CURRENT	8,210,284	6,106,706	365,662	207,733	713,796	446,095	-	11,933,569	(11,391,487)	16,592,358
Long Term Assets	1,070,474	4,759,687	21,885	16,984	27,047	14,404	-	674,349	(296,846)	6,287,984
Bonds and securities	98,868	51,001	-	-	-	-	-	-	-	149,869
Collaterals and escrow accounts	-	42,617	-	-	-	-	-	-	-	42,617
Customers	-	18,610	-	3,950	-	-	-	-	(3,950)	18,610
CRC transferred to the State Government of Paraná	-	1,299,073	-	-	-	-	-	-	-	1,299,073
Judicial deposits	26,824	282,819	1,034	302	70	249	-	271,505	-	582,803
Account receivable related to concession	261,455	2,446,204	-	-	-	-	-	-	-	2,707,659
Accounts receivable related to the concession extension	629,765	-	-	-	-	-	-	-	-	629,765
Advances to suppliers	2,785	4,752	-	12,520	-	-	-	-	-	20,057
Other receivables	-	-	-	-	-	14,155	-	-	-	14,155
Income tax and social contribution	50,777	58,515	8,052	-	-	-	-	-	-	117,344
Other recoverable taxes	-	556,096	12,799	-	26,977	-	-	109,948	-	705,820
Deferred income tax and social contribution	-	-	-	212	-	-	-	-	-	212
Receivables from subsidiaries	-	-	-	-	-	-	-	292,896	(292,896)	-
Investments	530,217	4,012	-	-	-	-	-	11,259,220	(11,117,796)	675,653
Property, Plant and Equipment, net	6,567,217	-	324,052	-	479,270	431,479	-	-	-	7,802,018
Intangible Assets	42,376	1,343,007	19,725	190,749	207,479	212	-	-	23,155	1,826,703
TOTAL	9,738,821	8,863,999	446,365	299,233	753,640	687,837	-	13,859,158	(13,210,307)	21,438,746

Earnings Release 1Q14

										R$'000
Liabilities March/14	GeT	DIS	TEL	COM	ELE	UEGA	Other ¹	HOL	Eliminations	Consolidated
CURRENT	709,892	2,198,307	52,799	244,711	136,932	218,446	196,333	570,236	(523,841)	3,803,815
Social charges and accruals	42,690	149,006	11,608	5,946	213	97	1,989	22,190	-	233,739
Associated companies and parent company	-	-	-	-	-	-	1	235,427	(235,428)	-
Suppliers	284,725	1,397,876	9,198	220,486	2,043	179,974	38,245	1,208	(217,619)	1,916,136
Income Tax and Social Contribution payable	169,652	609	2,866	9,441	8,012	8,109	-	1,999	-	200,688
Other taxes	23,228	179,883	3,741	1,221	1,684	25,512	1,876	1	(109)	237,037
Loans and financing	78,378	177,578	5,726	-	-	-	154,118	280,592	(2,774)	693,618
Debentures	-	43,851	-	-	40,490	-	-	-	-	84,341
Minimum compulsary dividend payable	-	-	-	-	-	-	-	-	-	-
Dividends payable	29,697	-	14,604	5,598	30,525	-	4	3,005	(67,911)	15,522
Post employment benefits	8,263	22,311	1,106	-	-	-	-	2	-	31,682
Customer charges due	17,687	16,442	-	-	-	-	-	-	-	34,129
Research and development and energy efficiency	17,718	105,217	-	-	3,130	4,660	-	-	-	130,725
Payables related to concession - Use of Public Property	2,413	-	-	-	49,686	-	-	-	-	52,099
Other accounts payable	35,441	105,534	3,950	2,019	1,149	94	100	25,812	-	174,099
NON-CURRENT	2,676,543	2,886,918	69,478	34,632	540,761	-	68,876	979,487	(129,168)	7,127,527
Associated companies and parent company	-	-	-	-	-	-	68,636	-	(68,636)	-
Suppliers	22,188	22,716	-	-	-	-	-	-	-	44,904
Tax liabilities	16,116	54,096	3,079	-	-	-	10	314	-	73,615
Deferred income tax and social contribution	380,177	-	-	1,712	-	-	-	-	-	381,889
Loans and financing	1,286,996	642,986	31,604	-	-	-	-	684,283	(60,532)	2,585,337
Debentures	-	998,531	-	29,644	141,946	-	-	-	-	1,170,121
Post-employment benefits	292,673	610,950	30,535	2,499	-	-	-	16,671	-	953,328
Research and development and energy efficiency	60,205	112,562	-	-	-	-	-	-	-	172,767
Payables related to the concession - Use of Public Property	32,888	-	-	-	398,515	-	-	-	-	431,403
Other payables	-	-	-	-	-	-	230	-	-	230
Tax, social security, labor and civil provisions	585,300	445,077	4,260	777	300	-	-	278,219	-	1,313,933
EQUITY	7,232,682	3,357,057	368,100	267,868	83,482	835,229	78,861	13,179,516	(11,899,933)	13,502,862
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440	85,027	6,910,000	(7,335,146)	6,910,000
Equity valuation adjustments	1,119,247	(150,149)	(4,940)	-	256	-	-	949,261	(964,414)	949,261
Legal Reserves	297,179	135,294	9,093	18,220	4,541	-	9	624,849	(464,336)	624,849
Retained earnigs	1,700,880	761,646	109,243	81,463	29,887	-	177	3,897,833	(2,683,296)	3,897,833
Additional proposed dividends	153,180	-	-	-	-	-	-	235,498	(153,180)	235,498
Accrued earnings (losses)	456,202	(14,575)	14,306	32,242	13,295	127,789	(6,352)	562,075	(622,907)	562,075
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	323,346	323,346
TOTAL	10,619,117	8,442,282	490,377	547,211	761,175	1,053,675	344,070	14,729,239	- 12,552,942	24,434,204
¹ Wind Farms, Copel Renováveis and Copel Participações

Earnings Release 1Q14

									R$'000
Liabilities March/13	GeT	DIS	TEL	COM	ELE	UEGA	HOL	Eliminations	Consolidated
CURRENT	1,336,457	2,874,670	48,392	65,003	67,380	6,040	381,926	(1,822,763)	2,957,105
Social charges and accruals	94,200	206,855	22,195	4,883	205	97	290	-	328,725
Associated companies and parent company	-	868,289	-	-	-	-	-	(868,289)	-
Suppliers	246,781	938,731	11,084	53,179	10,950	2,953	3,341	(47,820)	1,219,199
Income Tax and Social Contribution payable	196,364	-	1,485	-	-	1,566	-	-	199,415
Other taxes	19,707	157,825	3,274	1,765	1,952	1,396	4	(110)	185,813
Loans and financing	71,235	167,809	960	-	-	-	270,473	(3,944)	506,533
Debentures	-	31,482	-	-	-	-	-	-	31,482
Minimum compulsary dividend payable	635,489	253,863	7,982	4,929	3,931	-	107,079	(902,600)	110,673
Post employment benefits	6,819	18,107	877	-	-	-	-	-	25,803
Customer charges due	24,292	16,091	-	-	-	-	-	-	40,383
Research and development and energy efficiency	14,373	138,910	-	-	1,617	-	-	-	154,900
Payables related to concession - Use of Public Property	893	-	-	-	47,593	-	-	-	48,486
Other payables	26,304	76,708	535	247	1,132	28	739	-	105,693
NON-CURRENT	1,830,399	2,522,364	58,199	6,326	608,733	-	991,168	(292,902)	5,724,287
Associated companies and parent company	-	-	-	-	233,736	-	-	(233,736)	-
Suppliers	90,922	-	-	-	-	-	-	(3,950)	86,972
Tax liabilities	-	-	-	-	-	-	-	-	-
Deferred income tax and social contribution	541,157	-	-	2,913	-	-	-	-	544,070
Loans and financing	423,301	612,907	37,205	-	-	-	711,861	(55,216)	1,730,058
Debentures	-	998,070	-	-	-	-	-	-	998,070
Post-employment benefits	212,430	451,149	19,834	2,807	-	-	-	-	686,220
Research and development and energy efficiency	47,672	72,255	-	-	-	-	-	-	119,927
Payables related to the concession - Use of Public Property	28,058	-	-	-	374,405	-	-	-	402,463
Other payables	-	-	-	-	-	-	-	-	-
Tax, social security, labor and civil provisions	486,859	387,983	1,160	606	592	-	279,307	-	1,156,507
EQUITY	6,571,965	3,466,965	339,774	227,904	77,527	681,797	12,486,064	(11,094,642)	12,757,354
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440	6,910,000	(7,250,119)	6,910,000
Equity valuation adjustments	1,265,158	(65,638)	1,139	-	2,088	-	1,187,384	(1,202,747)	1,187,384
Legal Reserves	247,134	135,294	6,706	17,295	2,444	-	571,221	(408,873)	571,221
Retained earnigs	1,123,315	840,155	79,902	69,067	34,827	-	3,337,295	(2,147,266)	3,337,295
Additional proposed dividends	-	-	-	-	-	-	64,474	-	64,474
Accrued earnings (losses)	430,364	(67,687)	11,629	5,599	2,665	(25,643)	415,690	(356,927)	415,690
Attributable to noncontrolling interests	-	-	-	-	-	-	-	271,290	271,290
TOTAL	9,738,821	8,863,999	446,365	299,233	753,640	687,837	13,859,158	- 13,210,307	21,438,746

Earnings Release 1Q14

R$'000
Income Statement 1T14	GeT	DIS	TEL	COM	ELE	UEGA	Other ¹	HOL	Eliminations	Consolidated
NET OPERATING INCOME	843,149	1,639,732	48,363	389,142	60,103	474,393	-	-	(403,810)	3,051,072
Electricity sales to final customers	109,407	813,842	-	-	-	-	-	-	(539)	922,710
Electricity sales to distributors	627,486	26,219	-	-	60,103	466,029	-	-	(71,911)	1,107,926
Use of the main distribution and transmission grid (TUSD/ TUST)	45,661	531,322	-	-	-	-	-	-	(19,059)	557,924
Construction revenue	49,527	230,916	-	9,405	-	-	-	-	-	289,848
Telecommunications	-	-	46,790	-	-	-	-	-	(7,538)	39,252
Distribution of piped gas	-	-	-	377,827	-	-	-	-	(296,966)	80,861
Other operating revenues	11,068	37,433	1,573	1,910	-	8,364	-	-	(7,797)	52,551
OPERATING COSTS AND EXPENSES	(361,283)	(1,714,849)	(27,949)	(340,718)	(13,771)	(316,356)	(3,215)	(27,419)	403,808	(2,401,752)
Energy purchased for resale	(19,071)	(1,035,148)	-	-	-	-	-	-	71,909	(982,310)
Charges of the main distribution and transmission grid	(52,649)	(90,924)	-	-	(1,943)	(3,689)	-	-	18,628	(130,577)
Personnel and management	(46,741)	(130,850)	(10,324)	(6,070)	(586)	(327)	(1,558)	(22,368)	-	(218,824)
Private pension and health plans	(12,942)	(31,285)	(2,066)	(480)	-	-	(164)	(2,480)	-	(49,417)
Materials	(4,832)	(12,742)	(287)	(228)	(29)	(26)	(1)	(41)	-	(18,186)
Raw material and supplies - energy production	(3,936)	-	-	-	-	(297,958)	-	-	296,966	(4,928)
Natural gas and supplies for gas business	-	-	-	(314,758)	-	-	-	-	-	(314,758)
Third-party services	(28,510)	(62,592)	(4,287)	(4,266)	(2,127)	(4,797)	(819)	(717)	16,330	(91,785)
Depreciation and amortization	(73,253)	(54,399)	(6,793)	(4,028)	(6,705)	(8,606)	-	(188)	-	(153,972)
Provisions and reversals	(21,705)	(37,917)	(1,151)	111	-	-	-	(372)	-	(61,034)
Construction cost	(57,960)	(230,916)	-	(9,405)	-	-	-	-	-	(298,281)
Other operating costs and expenses	(39,684)	(28,076)	(3,041)	(1,594)	(2,381)	(953)	(673)	(1,253)	(25)	(77,680)
EQUITY IN EARNINGS OF SUBSIDIARIES	89,712	-	-	-	-	-	-	529,186	(563,629)	55,269
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	571,578	(75,117)	20,414	48,424	46,332	158,037	(3,215)	501,767	(563,631)	704,589
FINANCIAL RESULTS	35,954	55,825	1,241	637	(26,198)	2,588	3,031	37,889	-	110,967
Income tax and social contribution on profit	45,848	103,653	1,036	1,649	1,233	4,855	3,103	63,741	(107)	225,011
Deferred income tax and social contribution on profit	(9,894)	(47,828)	205	(1,012)	(27,431)	(2,267)	(72)	(25,852)	107	(114,044)
EARNINGS BEFORE INCOME TAXES	607,532	(19,292)	21,655	49,061	20,134	160,625	(184)	539,656	(563,631)	815,556
Operational Profit	(216,447)	(2,549)	(8,137)	(17,182)	(9,583)	(27,150)	-	(2,023)	-	(283,071)
Deferred income tax and social contribution	40,470	7,266	788	363	2,744	-	-	(1,066)	-	50,565
NET INCOME	431,555	(14,575)	14,306	32,242	13,295	133,475	(184)	536,567	(563,631)	583,050
EBITDA	644,831	(20,718)	27,207	52,452	53,037	166,643	(3,215)	501,955	(563,631)	858,561
¹ Wind Farms, Copel Renováveis and Copel Participações

Earnings Release 1Q14

Income Statement 1T13	GeT	DIS	TEL	COM	ELE	UEGA	HOL	Eliminations	Consolidated
NET OPERATING INCOME	868,331	1,399,537	45,219	93,941	49,978	33,414	-	(110,010)	2,380,410
Electricity sales to final customers	103,089	668,767	-	-	-	-	-	(661)	771,195
Electricity sales to distributors	726,726	24,453	-	-	49,978	-	-	(76,390)	724,767
Use of the main distribution and transmission grid (TUSD/ TUST)	35,487	496,356	-	-	-	-	-	(18,843)	513,000
Construction revenue	(4,515)	176,082	-	9,624	-	-	-	-	181,191
Telecommunications	-	-	43,537	-	-	-	-	(10,835)	32,702
Distribution of piped gas	-	-	-	79,221	-	-	-	-	79,221
Other operating revenues	7,544	33,879	1,682	5,096	-	33,414	-	(3,281)	78,334
OPERATING COSTS AND EXPENSES	(303,222)	(1,551,005)	(28,109)	(85,829)	(26,263)	(15,129)	17,645	109,961	(1,881,951)
Energy purchased for resale	(29,905)	(877,740)	-	-	(10,634)	-	-	76,577	(841,702)
Charges of the main distribution and transmission grid	(50,860)	(114,310)	-	-	(3,180)	(3,203)	-	19,476	(152,077)
Personnel and management	(55,585)	(166,174)	(11,618)	(5,081)	(625)	(280)	(2,136)	-	(241,499)
Private pension and health plans	(10,696)	(28,993)	(1,932)	(398)	-	-	(115)	-	(42,134)
Materials	(3,096)	(14,013)	(380)	(319)	(50)	(22)	-	-	(17,880)
Raw material and supplies - energy production	(3,279)	-	-	-	-	(982)	-	-	(4,261)
Natural gas and supplies for gas business	-	-	-	(62,311)	-	-	-	-	(62,311)
Third-party services	(20,883)	(72,156)	(4,229)	(3,771)	(2,817)	(2,136)	(586)	15,191	(91,387)
Depreciation and amortization	(70,793)	(50,078)	(7,299)	(3,493)	(6,674)	(8,314)	(190)	-	(146,841)
Provisions and reversals	(13,156)	(29,299)	(311)	242	-	-	22,988	-	(19,536)
Construction cost	(9,092)	(176,082)	-	(9,624)	-	-	-	-	(194,798)
Other operating costs and expenses	(35,877)	(22,160)	(2,340)	(1,074)	(2,283)	(192)	(2,316)	(1,283)	(67,525)
EQUITY IN EARNINGS OF SUBSIDIARIES	10,622	-	-	-	-	-	377,161	(368,175)	19,608
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	575,731	(151,468)	17,110	8,112	23,715	18,285	394,806	(368,224)	518,067
FINANCIAL RESULTS	33,588	50,945	485	986	(19,714)	2,994	4,565	50	73,899
Income tax and social contribution on profit	42,673	97,073	810	1,059	293	3,016	21,982	(20,873)	146,033
Deferred income tax and social contribution on profit	(9,085)	(46,128)	(325)	(73)	(20,007)	(22)	(17,417)	20,923	(72,134)
EARNINGS BEFORE INCOME TAXES	609,319	(100,523)	17,595	9,098	4,001	21,279	399,371	(368,174)	591,966
Operational Profit	(248,202)	-	(5,867)	(3,525)	-	(5,073)	-	-	(262,667)
Deferred income tax and social contribution	45,429	32,836	(99)	26	(1,336)	-	(7,499)	-	69,357
NET INCOME	406,546	(67,687)	11,629	5,599	2,665	16,206	391,872	(368,174)	398,656
EBITDA	646,524	(101,390)	24,409	11,605	30,389	26,599	394,996	(368,224)	664,908
¹ Wind Farms

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 19, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.